Filed pursuant to Rule 424(b)(2)
File No. 333-56658

Prospectus Supplement

(To Prospectus dated March 21, 2001)

The Valspar Corporation

$350,000,000

6% Notes due 2007

Interest payable May 1 and November 1

Issue price: 99.506%

The Notes will mature on May 1, 2007. Interest will accrue from April 30, 2002. Valspar may redeem the Notes in whole or in part at any time at the redemption price described on page S-26.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Price to	Underwriting	Proceeds
	Public	Discounts	to Valspar

Per Note	99.506%	.600%	98.906%

Total	$348,271,000	$2,100,000	$346,171,000

The Notes will not be listed on any securities exchange. Currently, there is no public market for the Notes.

It is expected that delivery of the Notes will be made to investors through the book-entry system of The Depository Trust Company on or about April 30, 2002.

JPMorgan

Banc One Capital Markets, Inc.

Credit Suisse First Boston	Lehman Brothers

Merrill Lynch & Co.	Wachovia Securities

April 25, 2002

SUMMARY
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
ABOUT OUR COMPANY
USE OF PROCEEDS
CAPITALIZATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
DESCRIPTION OF NOTES
UNDERWRITING
EXPERTS
LEGAL MATTERS
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
THE COMPANY
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF COMMON STOCK
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF SECURITIES WARRANTS
PLAN OF DISTRIBUTION
LEGAL OPINIONS
EXPERTS

You should rely on the information contained in this prospectus supplement and the accompanying prospectus to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus supplement and the accompanying prospectus may only be used where it is legal to sell the Notes. The information in this prospectus supplement and the accompanying prospectus may only be accurate on the date of this prospectus supplement.

As used in this prospectus supplement, the terms “Valspar,” “we,” “our” and “us” may, depending upon the context, refer to The Valspar Corporation, to one or more of its consolidated subsidiaries or to all of them taken as a whole.

Prospectus Supplement

Prospectus

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. Because it is a summary, it may not contain all of the information that is important to you. To understand this offering fully, you should read this entire prospectus supplement and the accompanying prospectus carefully, including the documents incorporated by reference into the accompanying prospectus.

Valspar

General

The Valspar Corporation is a global leader in the paint and coatings industry, manufacturing and selling a broad range of coatings products. In the fiscal year ended October 26, 2001, we had net sales of $1.92 billion and income from operations of $160.9 million. Our products include industrial coatings (representing 38 percent of fiscal 2001 net sales), architectural, automotive and specialty coatings (representing 29 percent of fiscal 2001 net sales), packaging coatings (representing 26 percent of fiscal 2001 net sales) and other coatings products (representing 7 percent of fiscal 2001 net sales).

We produce a broad range of industrial coatings, including decorative and protective coatings for metal, wood, plastic and glass, primarily for sale to original equipment manufacturers (OEMs) in North America and Australia and selected countries in Europe and Asia. We refer to these products as our Industrial coatings product line, which includes fillers, primers, stains and topcoats used by customers in a wide range of manufacturing industries, including building products, railcar, appliance, automotive parts, furniture, agricultural equipment, construction equipment and metal fabrication. We are also a leading U.S. supplier of coating systems that are used to coat coils of metal prior to fabrication into pre-engineered products such as doors, building system components, lighting fixtures and appliances. Within our Industrial coatings product line, we use a variety of coatings technologies to meet customer requirements, including electro-deposition, powder, high solids, water-borne and UV light-cured coatings.

We offer a broad line of architectural coatings, including interior and exterior paints, stains, primers and varnishes. We also manufacture specialty decorative products such as enamels, aerosols and faux finishes, primarily for the do-it-yourself market. Our architectural customers include home centers, mass merchants, hardware wholesalers and independent dealers. We also manufacture and sell automotive and fleet refinish coatings, aerosol spray paints for automobiles, and specialty products such as high performance floor coatings for industrial and commercial use. All of these architectural, automotive refinish and specialty products are part of what we call our Architectural, Automotive & Specialty coatings product line, referred to as our AAS coatings products line.

We also make a variety of coatings used in the packaging industry, which we refer to as our Packaging coatings product line. Our Packaging coatings product line includes coatings and inks for rigid packaging containers, principally food containers and beverage cans. We believe we are the largest global coatings supplier to the rigid packaging industry. Packaging coatings for application to the interiors and exteriors of food containers and beverage cans comprise the largest portion of our sales of these products. We also produce coatings for aerosol and paint cans, bottle crowns for glass and plastic packaging and glass bottle closures. These coatings are required to meet the regulations of the U.S. Food and Drug Administration and the U.S. Department of Agriculture, as well as the laws and regulations of the other countries in which we sell our Packaging coatings products.

We also make specialty polymers and colorants for our own use and for sale to other paint and coatings manufacturers. We refer to these products as our Other products.

Our principal executive offices are located at 1101 South Third Street, Minneapolis, Minnesota 55415. Our telephone number is (612) 332-7371. Our Internet address is www.valspar.com. The information contained on our website is not part of this prospectus supplement and is not incorporated in this prospectus supplement by reference.

Business Strategy

Our objective is to build shareholder value by maintaining rapid sales and earnings growth and by being an industry leader in each of our chosen market segments. Specifically, we employ the following strategies to accomplish our objective:

•	Focus our business on high growth product and geographic markets by aligning ourselves with leading customers, expanding our technology base through research and development and targeted acquisitions, and expanding our business geographically as our customers expand globally;

•	Target acquisition candidates that have business operations closely aligned with ours, allowing us to expand the breadth of our product lines, technology or geographic scope;

•	Maintain a broad and balanced mix of products and markets, allowing us to achieve consistent sales and earnings growth by reducing our reliance on a particular product or segment;

•	Foster a low cost culture throughout our company, which has historically allowed us to sustain earnings growth in strong economies and optimize our financial performance in weak economies; and

•	Encourage our employees to own shares of our common stock, thereby aligning their interests with the interests of our shareholders and customers.

Recent Developments

On April 18, 2002, we announced that we expect to report earnings per share for the second quarter ending April 26, 2002 at or slightly above $0.65 per share. In February 2002, we estimated that results for the second quarter of 2002 would be in the range of $0.60 to $0.65 per share. Last year’s comparable second quarter earnings would have been $0.50 per share, after adjusting as if we had adopted SFAS 142 (elimination of goodwill amortization) for that quarter as we did for the 2002 period, and for the increased number of shares outstanding in the current fiscal quarter. We expect to report actual second quarter results on or about May 13, 2002.

The Offering

Securities Offered	$350 million initial principal amount of 6% Notes due 2007.

Maturity Date	May 1, 2007.

Interest Payment Dates	May 1 and November 1 of each year, commencing November 1, 2002.

Redemption	At our option, we may redeem any or all of the Notes, in whole or in part, at any time, as described on page S-26 under the heading “Description of Notes — Optional Redemption” in this prospectus supplement.

Ranking	The Notes:

• are unsecured;

• rank equally with all of our existing and future unsecured and unsubordinated debt;

• are senior to any future subordinated debt; and

• are effectively junior to any secured debt.

Covenants	We will issue the Notes under an indenture containing covenants for your benefit. These covenants will restrict our ability, with certain exceptions, to:

• incur debt secured by liens; or

• engage in sale/leaseback transactions.

We will also be subject to a covenant concerning consolidations, mergers and transfers of substantially all of our property and assets.

Use of Proceeds	We estimate that we will receive net proceeds from this offering of approximately $346 million, which we intend to use to repay a portion of the outstanding debt under our credit facilities and other bank lines and for other general corporate purposes.

Further Issues	We may create and issue further notes ranking equally and ratably with the Notes in all respects, so that such further notes shall be consolidated and form a single series with the Notes and shall have the same terms as to status, redemption or otherwise as the Notes.

Summary Selected Consolidated Financial Data

The summary selected consolidated financial data shown below are as of and for the years ended October 29, 1999, October 27, 2000 and October 26, 2001, and for the quarters ended January 26, 2001 and January 25, 2002. The information for the three years ended October 29, 1999, October 27, 2000 and October 26, 2001 is derived from our consolidated financial statements for such years, which have been audited by Ernst & Young LLP, our independent auditors. The summary financial data for the quarters ended January 26, 2001 and January 25, 2002 is derived from our unaudited condensed consolidated financial statements for the respective periods. In the opinion of our management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the results of operations and financial position of our company as of the date of and for the periods presented.

	Fiscal Year Ended			Quarter Ended

	October 29,	October 27,	October 26,	January 26,	January 25,
	1999	2000	2001(1)	2001(2)	2002

				(unaudited)

	(dollars in thousands)
Statement of Operations Data:
Net sales	$1,387,677	$1,483,320	$1,920,970	$336,980	$431,040
Cost of sales	960,395	1,039,267	1,346,934 (3)	243,645	299,340
Selling and administrative	222,275	224,290	303,796	56,107	81,774
Research and development	44,091	46,353	58,105	11,824	15,204
Amortization expense	7,559	10,675	29,283	4,051	1,182 (4)
Restructuring	8,346	(1,200)	21,930	0	0
Interest expense	19,089	21,989	72,559	14,214	12,224
Other (income)/expense, net	(9,164)	200	(2,787)	(1,193)	476
Income before income taxes	135,086	141,746	91,150	8,332	20,840
Provision for income taxes	52,944	55,280	39,650	3,874	8,232
Net income	$82,142	$86,466	$51,500	$4,458	$12,608
Cash Flow Data:
Net cash provided (used) by operating activities	$127,249	$93,338	$197,609	$(6,179)	$7,241
Net cash used by investing activities	(234,838)	(51,946)	(844,434)	(803,461)	(18,468)
Net cash provided (used) by financing activities	125,788	(53,646)	646,029	816,466	14,431
Financial Position Data:
Cash and cash equivalents	$33,189	$20,935	$20,139	$27,761	$23,343
Total current assets	514,928	533,864	661,494	665,976	662,354
Property, plant and equipment, net	312,133	298,747	411,179	435,215	387,829
Total assets	1,110,720	1,125,030	2,226,070	2,240,320	2,353,605
Current portion of long-term debt	53,899	40,195	41,600	44,400	61,900
Total current liabilities	374,712	334,288	475,067	404,768	451,795
Long-term debt, less current portion	298,874	300,300	1,006,217	1,340,291	1,003,248
Total liabilities	716,964	687,459	1,571,505	1,800,203	1,688,119
Total stockholders’ equity	393,756	437,571	654,565	440,117	665,486
Other Data:
EBIDTA(5)	$202,321	$207,773	$276,059	$36,329	$45,105
EBIDTA margin	14.58%	14.01%	14.37%	10.78%	10.46%
Total dividends paid	19,785	22,185	24,856	5,735	6,943
Capital expenditures	31,400	32,425	36,200	3,687	6,468
Depreciation and amortization expense	39,800	45,238	73,050	13,783	12,041

(1)	Includes approximately ten months of Lilly Industries’ financial results following the completion of the acquisition on December 20, 2000.

(2)	Includes approximately five weeks of Lilly Industries’ financial results following the completion of the acquisition.

(3)	Includes a non-recurring charge of $17,370 in 2001.

(4)	Includes impact of adoption of SFAS 142 in 2002, under which goodwill and intangibles deemed to have indefinite lives are no longer amortized.

(5)	Excludes impact of restructuring and other non-recurring charges in 1999, 2000 and 2001. Management uses earnings before interest, income taxes, depreciation and amortization (“EBIDTA”), among other standards, to measure operating performance. It supplements but is not intended to represent a measure of performance in accordance with disclosures required by United States generally accepted accounting principles. Our definition of EBIDTA may differ from the definition used by other companies.

Ratio of Earnings to Fixed Charges

The following table sets forth the ratio of earnings to fixed charges for the periods indicated:

	Fiscal Year Ended										Quarter Ended

	October 31,		October 30,		October 29,		October 27,		October 26,		January 26,		January 25,
	1997		1998		1999		2000		2001		2001		2002

Ratio of Earnings to Fixed Charges	18.3	x	11.1	x	7.4	x	6.9	x	2.8	x	1.6	x	2.7	x

For purposes of calculating the ratios, fixed charges consist of interest expense, amortized expenses related to debt and estimated interest portion of operating leases. The ratio of earnings to fixed charges is calculated as follows:

(income before income taxes) + (fixed charges) + (restructuring and other non-recurring charges)

(fixed charges)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain certain “forward-looking” statements. These forward-looking statements are based on management’s expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside our control, that could cause actual results to differ materially from such statements. These uncertainties and other factors include risks related to our acquisitions, including:

•	risks of adverse changes in the results of acquired businesses;

•	risks of disruptions in business resulting from the integration process; and

•	significantly higher levels of debt for our company resulting in higher interest costs.

We also face general risks and uncertainties such as:

•	our reliance on the efforts of vendors, government agencies, utilities, and other third parties to achieve adequate compliance and avoid disruption of our business;

•	dependence of internal earnings growth on economic conditions and growth in the domestic and international coatings industry;

•	changes in our relationships with customers and suppliers;

•	unusual weather conditions that might adversely affect sales;

•	changes in raw materials availability and pricing;

•	changes in governmental regulation, including more stringent environmental, health and safety regulations;

•	the nature, cost and outcome of pending and future litigation and other legal proceedings;

•	the outbreak of war and other significant national and international events; and

•	other risks and uncertainties.

The foregoing list is not exhaustive, and we disclaim any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements.

ABOUT OUR COMPANY

Founded in 1806, we have grown into one of the world’s leading paint and coatings manufacturers. Much of our growth has occurred during the last decade and, more recently, we have expanded our business into international markets. Our business growth has been accomplished through acquisitions, as summarized below, and through internal growth.

Date of Acquisition	Acquired Company(1)	Business

March 1995	Sunbelt Coatings, Inc.	Automotive refinish coatings
May 1996	Coates Coatings (Europe and USA)	Packaging coatings
November 1996	Gordon Bartels Company	Packaging coatings
November 1996	House of Kolor, Inc.	High-end automotive refinish
January 1997	Coates Coatings (Hong Kong and China)	Packaging coatings
January 1997	Sureguard, Incorporated	Industrial coatings
March 1997	Ameron International Corporation	Industrial coatings
April 1997	Master Builders, Inc.	Industrial floor coatings
July 1997	International Zinc, Coatings & Chemical Corporation	Marine coatings (subsequently sold)
September 1997	Forton B.V. (Netherlands)	Resins
December 1997	Hilemn Laboratories, Inc.	Industrial mirror coatings (subsequently sold)
April 1998	Plasti-Kote Co., Inc.	Aerosol coatings, primarily architectural
April 1998	Anzol Pty Ltd. (Australia)	Packaging and Industrial coatings
December 1998	Dyflex B.V.	Resins
September 1999	Farboil Company	Industrial powder coatings (purchase of joint venture partner’s interest)
February 1999	Dexter Corporation (USA, Europe and worldwide)	Packaging and Industrial coatings
October 2000	ValsparCoates (South Africa) and Dexter South Africa	Packaging coatings (combined 2 joint ventures in South Africa)
November 2000	Valspar Marlux (Mexico)	Packaging and Industrial coatings (purchase of joint venture partner’s interest)
December 2000	Lilly Industries, Inc.	Industrial coatings
July 2001	Coates Coatings (Singapore, Indonesia, Malaysia and Thailand)	Packaging coatings
November 2001	Technical Coatings (a subsidiary of Benjamin Moore & Co.)	Packaging and Industrial coatings
January 2002	Valspar Renner Revestimentos para Embalagens Limitada (Brazil)	Packaging coatings (purchase of joint venture partner’s interest)

(1)	Businesses of the acquired companies were based primarily in the U.S., unless otherwise indicated.

The most important acquisitions among those described above include our acquisitions of Coates Coatings, Dexter Packaging and Lilly Industries. Our purchase of Coates and its line of packaging coatings products was structured as a series of acquisitions. In the first Coates acquisition, completed in May 1996, we acquired packaging coatings businesses in Europe, Australia and the United States, marking a significant step in the globalization of our Packaging coatings product line. This business had approximately $70 million in sales in its last full fiscal year prior to our acquisition. We completed the second Coates acquisition in January 1997, which included packaging coatings businesses in Hong Kong and China, which in the aggregate had approximately $10 million in sales in 1996. We commenced the third Coates acquisition in December 1997 by entering into a joint venture for a packaging coatings business in South Africa. In October 2000, we acquired a majority interest in this business, called ValsparCoates. ValsparCoates had approximately $9 million in net sales in 1999, the last full fiscal year prior to the time we completed this part of the Coates acquisition. In July 2001, we completed the fourth phase of the acquisition by acquiring Coates’ businesses in Singapore, Indonesia, Malaysia and Thailand. Sales of these businesses were approximately $7 million in 2000, the last full fiscal year prior to completion of this phase of the acquisition.

In February 1999, we acquired the worldwide packaging and French industrial coatings business of Dexter Corporation. The Dexter acquisition provided us with additional packaging coatings facilities and businesses in Europe, the United States and Asia. Dexter S.A., Dexter’s industrial coatings subsidiary in France, expanded our international presence in industrial coatings products. The Dexter businesses that we acquired generated $212 million in sales in 1998, the last full fiscal year prior to the acquisition.

In December 2000, we completed the acquisition of Lilly Industries, our largest acquisition to date. We acquired all outstanding Lilly Industries shares for $31.75 per share in cash, in a transaction valued at $1.036 billion, including the assumption of approximately $218 million of debt. The transaction was accounted for under the purchase method of accounting. At the time of the acquisition, we believed Lilly Industries to be one of the five largest industrial coatings and specialty chemical manufacturers in North America, with reported net sales of $670 million for its fiscal year ended November 30, 2000. Lilly Industries formulates, manufactures and markets industrial coatings and specialty chemicals to original equipment manufacturers for products such as furniture, appliances, building products and transportation, agricultural and construction equipment. Lilly Industries has manufacturing facilities and sales offices in the United States, Canada, Mexico, the United Kingdom, Ireland, Germany, China, Malaysia, Taiwan, Singapore and Australia. In connection with the acquisition, the U.S. Federal Trade Commission required us to dispose of our former mirror coatings business, which has been replaced with Lilly Industries’ mirror coatings business. The Lilly Industries acquisition was significant not only due to its size but because, through the acquisition, we believe we have become the world’s largest supplier of wood, coil and mirror coatings and the leading North American supplier of non-automotive industrial coatings. Lilly Industries also provides us with complementary product lines and new technology, expanding the breadth and depth of our Industrial coatings product line.

As with past acquisitions, we took aggressive steps to integrate the Lilly Industries business into our company in order to take advantage of cost savings synergies between the two businesses. Following the acquisition, we eliminated duplicative selling, general and administrative services and personnel and closed redundant production facilities. We took action to achieve approximately $70 million of annualized cost savings within ten months after acquiring Lilly Industries. We have also identified and implemented actions that are expected to result in an additional $20 million to $30 million of cost savings on an annualized basis. We have closed or are currently in the process of closing 14 excess or redundant locations resulting from the integration.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $346 million, after deducting estimated underwriters’ discounts and commissions and other expenses payable by us. All of the net proceeds that we receive in this offering will be used to reduce a portion of the outstanding bank debt under our credit facilities and other bank lines and for other general corporate purposes. As of January 25, 2002, we had total borrowings of approximately $878 million outstanding under credit agreements with our bank group. As of January 25, 2002, the weighted average interest rate for these borrowings was 3.62 percent per annum and the weighted maturity was 124 days. Certain of the underwriters or their affiliates participating in this offering are lenders under our existing credit agreements and will receive their proportionate share of the proceeds from this offering. See “Underwriting” in this prospectus supplement.

CAPITALIZATION

The following table sets forth our capitalization as of January 25, 2002 (i) on a historical basis, and (ii) as adjusted to reflect this offering and the application of the net proceeds from this offering as described above under “Use of Proceeds.” This information should be read in conjunction with our consolidated financial statements and the related notes that are incorporated by reference into the accompanying prospectus.

	January 25, 2002

	Actual	As Adjusted

	(dollars in thousands)

	(unaudited)
Cash and cash equivalents	$23,343	$23,343

Notes payable to banks(1)	$61,900	$—
Long-term debt:
Notes offered hereby	—	350,000
Other long-term debt(1)	1,003,248	718,977
Total long-term debt	1,003,248	1,068,977
Stockholders’ equity:
Common stock (par value $.50 per share; Authorized — 120,000,000 shares; Shares issued, including shares in treasury, 60,221,312)	30,110	30,110
Additional paid-in capital	226,662	226,662
Retained earnings	528,463	528,463
Other	(10,189)	(10,189)

	775,046	775,046
Less cost of common stock in treasury (10,809,339 shares)	109,560	109,560

Total stockholders’ equity	$665,486	$665,486

Total capitalization	$1,730,634	$1,734,463

(1)	After giving effect to the repayment of approximately $346 million of our bank debt, as of April 25, 2002, we would have had approximately $719 million in outstanding bank debt and approximately $550 million in available capacity under our credit facilities and other bank lines.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected historical consolidated financial data should be read in conjunction with our consolidated financial statements and related notes thereto, which are incorporated by reference into the accompanying prospectus, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus supplement. The consolidated statements of operations data for each of the years in the five-year period ended October 26, 2001, and the consolidated balance sheet data as of the end of each fiscal year during such period are derived from our audited consolidated financial statements. The selected financial data for the quarters ended January 26, 2001 and January 25, 2002 are derived from our unaudited consolidated financial statements for the respective periods. In the opinion of our management, the unaudited financial statements reflect all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the results of operations and financial position of our company as of the date of and for the periods presented. Historical results are not necessarily indicative of the results to be expected in the future.

	Fiscal Year Ended					Quarter Ended

	October 31,	October 30,	October 29,	October 27,	October 26,	January 26,	January 25,
	1997	1998	1999	2000(1)	2001	2001(2)	2002

						(unaudited)

	(dollars in thousands)
Statement of Operations Data:
Net sales	$1,017,271	$1,155,134	$1,387,677	$1,483,320	$1,920,970	$336,980	$431,040
Cost of sales	698,474	803,240	960,395	1,039,267	1,346,934 (3)	243,645	299,340
Selling and administrative	164,857	186,502	222,275	224,290	303,796	56,107	81,774
Research and development	39,099	39,555	44,091	46,353	58,105	11,824	15,204
Amortization expense	2,878	4,095	7,559	10,675	29,283	4,051	1,182 (4)
Restructuring			8,346	(1,200)	21,930	0	0
Interest expense	5,294	10,707	19,089	21,989	72,559	14,214	12,224
Other (income)/expense, net	(2,508)	(7,753)	(9,164)	200	(2,787)	(1,193)	476
Income before income taxes	109,177	118,788	135,086	141,746	91,150	8,332	20,840
Provision for income taxes	43,300	46,658	52,944	55,280	39,650	3,874	8,232
Net income	$65,877	$72,130	$82,142	$86,466	$51,500	$4,458	$12,608
Cash Flow Data:
Net cash provided (used) by operating activities	$53,129	$113,880	$127,249	$93,338	$197,609	$(6,179)	$7,241
Net cash used by investing activities	(83,026)	(142,462)	(234,838)	(51,946)	(844,434)	(803,461)	(18,468)
Net cash provided (used) by financing activities	33,898	32,459	125,788	(53,646)	646,029	816,466	14,431
Financial Position Data:
Cash and cash equivalents	$11,113	$14,990	$33,189	$20,935	$20,139	$27,761	$23,343
Total current assets	356,847	426,069	514,928	533,864	661,494	665,976	662,354
Property, plant and equipment, net	185,748	233,482	312,133	298,747	411,179	435,215	387,829
Total assets	615,470	801,680	1,110,720	1,125,030	2,226,070	2,240,320	2,353,605
Current portion of long-term debt	72,001	24,340	53,899	40,195	41,600	44,400	61,900
Total current liabilities	259,240	267,984	374,712	334,288	475,067	404,768	451,795
Long-term debt, less current portion	35,844	164,768	298,874	300,300	1,006,217	1,340,291	1,003,248
Total liabilities	320,405	461,492	716,964	687,459	1,571,505	1,800,203	1,688,119
Total stockholders’ equity	295,065	340,188	393,756	437,571	654,565	440,117	665,486
Other Data:
EBIDTA(5)	$140,242	$160,237	$202,321	$207,773	$276,059	$36,329	$45,105
EBIDTA margin	13.79%	13.87%	14.58%	14.01%	14.37%	10.78%	10.46%
Total dividends paid	15,741	18,575	19,785	22,185	24,856	5,735	6,943
Capital expenditures	48,131	42,833	31,400	32,425	36,200	3,687	6,468
Depreciation and amortization	25,771	30,742	39,800	45,238	73,050	13,783	12,041

(1)	Includes approximately ten months of Lilly Industries’ financial results following the completion of the acquisition on December 20, 2000.
(2)	Includes approximately five weeks of Lilly Industries’ financial results following the completion of the acquisition.
(3)	Includes a non-recurring charge of $17,370 in 2001.
(4)	Includes impact of adoption of SFAS 142 in 2002, under which goodwill and intangibles deemed to have indefinite lives are no longer amortized.
(5)	Excludes impact of restructuring and other non-recurring charges in 1999, 2000 and 2001. Management uses earnings before interest, income taxes, depreciation and amortization (“EBIDTA”), among other standards, to measure operating performance. It supplements but is not intended to represent a measure of performance in accordance with disclosures required by United States generally accepted accounting principles. Our definition of EBIDTA may differ from the definition used by other companies.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

The following discussion of financial condition and operations is affected by the acquisition and divestiture activity during the reporting period:

•	First Quarter, Fiscal 2002 — We acquired the coil, spray applied door and rigid packaging businesses of Technical Coatings Co., a subsidiary of Benjamin Moore & Co., in November 2001. We acquired a manufacturing facility and the remaining 50 percent interest in the Valspar Renner joint venture in Brazil in January 2002.

•	Fiscal 2001 — Effective December 20, 2000, we acquired Lilly Industries, Inc., our largest acquisition to date, valued at $1,036 million. We completed the sale of our existing Mirror Coatings business as a condition of Federal Trade Commission approval for the Lilly Industries acquisition. We acquired the Packaging Coatings business of Coates Brothers in Singapore, Malaysia, Indonesia and Thailand. We acquired the 49 percent interest in The Valspar (Mexico) Corporation, S.A. de C.V. held by our joint venture partner.

•	Fiscal 2000 — In October 2000, we combined our two joint ventures in South Africa so that we now have a majority position in a joint venture with Plascon (Pty) Limited in a combined packaging coatings business in South Africa.

•	Fiscal 1999 — We completed three acquisitions and two divestitures, for which net consideration paid by us was $203.0 million.

These acquisitions were accounted for as purchases and are discussed in detail in Note 2 to our Consolidated Financial Statements.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (SFAS 141), “Business Combinations” and Statement of Financial Accounting Standards No. 142 (SFAS 142) “Goodwill and Other Intangible Assets,” effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangibles deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

We early adopted these Statements effective October 27, 2001. Application of the non-amortization provisions of SFAS 142 is expected to result in an annual increase of earnings of approximately $.36 per share. We performed the first of the required tests for impairment of goodwill and indefinite lived intangible assets as of the beginning of fiscal 2002 and will complete the initial impairment test by the end of the second quarter of 2002.

Results of Operations

Quarter Ended January 25, 2002 vs. Quarter Ended January 26, 2001

Net sales for the quarter increased 27.9 percent to $431,040,000 from $336,980,000 in 2001. Core business growth was down 0.2 percent, with the impact of acquisitions and divestitures accounting for an increase of 28.1 percent. Due to the seasonal nature of our business, sales for the first quarter are not necessarily indicative of sales for the full year. The gross profit margin increased to 30.6 percent in the first quarter of 2002 from 27.7 percent in the first quarter of 2001. The increase in gross margin reflects growth in the proportion of higher margin Industrial revenues, principally from the Lilly Industries acquisition, as well as the continued benefits from manufacturing integration. Operating expenses (research and development, selling and administrative) increased 36.4 percent to $98,160,000 (22.8 percent of net sales) in the first quarter of 2002 compared to $71,982,000 (21.4 percent of net sales) in 2001. Operating expenses in the first quarter of 2002 increased 2.4 percentage points over first quarter 2001 after adjusting the first quarter of 2001 as if we had adopted SFAS 142 (elimination of goodwill amortization) in that quarter as we did for the first quarter of 2002. This increase was primarily attributable to higher operating costs associated with owning Lilly Industries for the entire quarter in fiscal 2002, as well as the product mix difference resulting from the higher proportion of Industrial revenues, which in addition to higher margins have higher operating expenses.

Interest expense decreased to $12,224,000 in the first quarter of 2002 from $14,214,000 in 2001 due to lower debt levels and interest rates.

The effective tax rate decreased to 39.5 percent resulting from the reduction of non-deductible goodwill amortization following the adoption of SFAS 142.

Net income in the first quarter of 2002 increased 182.8 percent to $12,608,000 or $.25 per diluted share. After adjusting first quarter 2001 as if we had then adopted SFAS 142 (elimination of goodwill amortization), net income increased 78 percent.

Fiscal Year 2001 vs. 2000

Net sales increased 29.5 percent to $1,920,970,000 in 2001 from $1,483,320,000 in 2000. Excluding the impact of acquisitions and divestitures during the year, sales decreased approximately 1 percent, primarily driven by volume decreases in the Industrial Coatings product line offset by increased volume in the Architectural, Automotive, and Specialty (AAS) Coatings product line.

The gross profit margin remained constant at 29.9 percent in 2001 and 2000. Included in cost of sales are charges of $17,370,000 incurred to account for the write-down of inventory resulting from new account capture and other assets related to the $39,300,000 restructuring plan announced in September 2001. Excluding the impact of the write-down, the gross profit margin increased to 30.8 percent in 2001 due to successful raw material price reductions with added Lilly volume.

Operating expenses (research and development, selling and administrative, excluding the impact of restructuring) increased 39.1 percent to $391,184,000 (20.4 percent of net sales) in 2001 compared to $281,318,000 (19.0 percent of net sales) in 2000. Excluding the impact of acquisitions and divestitures, operating expenses remained constant. During the fourth quarter of 2001, we recorded a $21,930,000 restructuring charge to eliminate redundant facilities and functions resulting from the Lilly acquisition in order to accelerate performance improvement. Other (income)/expense, increased to ($2,787,000) in 2001 from $200,000 in 2000. The 2001 income was driven by the gains on the divestiture of the Company’s Mirror Coatings business and sale of certain assets, which were partially offset by losses on the disposal and abandonment of certain assets.

Interest expense increased to $72,559,000 in 2001 from $21,989,000 in 2000 due to higher debt levels resulting from the Lilly acquisition.

Net income for the full year was $51,500,000 or $1.10 per diluted share. Excluding the impact of restructuring and other non-recurring charges, net income for the full year was $73,704,000 or $1.58 per diluted share. A weak economy, rising raw material prices, and significantly higher interest and amortization expense negatively impacted our financial performance in 2001. However, demand in the AAS Coatings product line remained strong and Packaging Coatings sales were stable. Additionally, we took action to achieve approximately $70 million of annualized cost savings in connection with our acquisition of Lilly Industries during fiscal 2001. Subsequently, we have identified and implemented actions that are expected to result in an additional $20 million to $30 million of pre-tax cost savings on an annualized basis.

Fiscal Year 2000 vs. 1999

Net sales increased 6.9 percent to $1,483,320,000 in 2000 from $1,387,677,000 in 1999. Excluding the impact of acquisitions and divestitures during the year, sales increased approximately 3 percent, primarily driven by volume increases in the Industrial Coatings product line.

The gross profit margin decreased to 29.9 percent in 2000 from 30.8 percent in 1999. The lower margin was attributable to higher raw material costs and a difference in product mix within the AAS Coatings product line.

Operating expenses (research and development, selling and administrative, excluding the impact of restructuring) increased 2.7 percent to $281,318,000 (19.0 percent of net sales) in 2000 compared to $273,925,000 (19.7 percent of net sales) in 1999. Excluding the impact of acquisitions and divestitures, operating expenses increased approximately 3 percent. This increase was primarily attributable to higher expenditures to support the AAS Coatings product line. We recorded a non-recurring restructuring charge of $8,346,000 in 1999 related to the closure of existing Valspar facilities and workforce reduction following the Dexter acquisition. During the second quarter of 2000, restructuring accruals in the amount of $1,200,000 were reversed. These reversals were primarily related to lower than estimated employee termination benefits and fewer program cancellation costs than originally estimated.

Other (income)/expense, decreased to $200,000 in 2000 from ($9,164,000) in 1999. The 1999 income was driven by the gains on the divestitures of our Marine and Flexible Packaging Coatings product lines, which were partially offset by losses on the disposal and abandonment of certain assets.

Interest expense increased to $21,989,000 in 2000 from $19,089,000 in 1999 due to higher debt levels resulting primarily from the Dexter acquisition.

2000 net income of $86,466,000 or $2.00 per diluted share represented our 26th consecutive year of increased earnings. Net income increased 5.3 percent from 1999 primarily due to sales growth and expense controls. Income from operations increased by 13.1 percent and was partially offset by higher interest expense related to the Dexter acquisition.

Financial Condition

The net cash provided by our operations was $7,241,000 for the first three months of 2002, compared with a use of cash of $6,179,000 for the first three months of 2001. During the first quarter of 2002, $17,331,000 in proceeds from bank borrowings and cash from operating activities were used to fund $12,000,000 in acquisition investments, $6,468,000 in capital expenditures and $6,943,000 in dividend payments. In fiscal 2001, cash provided by operating activities was $197,609,000 compared with $93,338,000 in fiscal 2000 and $127,249,000 in fiscal 1999. The cash provided by operating activities in 2001 and current cash balances were used largely to fund $36,200,000 in capital expenditures and $24,856,000 in dividend payments. The cash provided by borrowings and an equity offering yielding net proceeds of $184,700,000 were used to fund $830,664,000 in Lilly acquisition related commitments and in the repayment of bank borrowings.

Accounts receivable decreased $10,967,000 in the first quarter of fiscal 2002 as higher year-end balances resulting from fourth quarter sales were collected and sales volumes decreased. Inventories and other assets increased $17,912,000 as a result of seasonality in the Architectural product line. Accounts payable and accrued liabilities decreased $12,543,000 primarily as a result of payment of various year-end accruals and the timing of payables disbursements. In fiscal 2001, accounts receivable decreased $20,214,000 compared to fiscal 2000 due to reduced sales primarily in the Industrial Coatings business. Inventories and other assets decreased $10,108,000 in fiscal 2001 primarily as a result of improved inventory controls. Accounts payable and accrued liabilities decreased $26,989,000 primarily due to the timing of payable disbursements and accrued liability disbursements.

Capital expenditures for property, plant and equipment were $6,468,000 in the first three months of 2002, compared with $3,687,000 in the first three months of 2001. The increase in capital expenditures in 2002 was related to additional spending as a result of manufacturing integration and due to owning Lilly the entire quarter in fiscal 2002. In fiscal 2001, capital expenditures for property, plant and equipment were $36,200,000, compared with $32,425,000 in 2000 and $31,400,000 in 1999. We anticipate capital spending in fiscal 2002 to be approximately $40,000,000, about the same as in 2001.

The ratio of total debt to capital remained flat at 61.5 percent at the end of first quarter of 2002 compared to 61.6 percent at the close of fiscal 2001. The total debt to capital ratio as of January 26, 2001 was 75.9 percent. We believe our existing lines of credit, access to credit facilities and access to debt and capital markets will be sufficient to meet our current and projected needs for financing. We reported $484,053,000 in net proceeds from bank borrowings during fiscal 2001. In April 2001, we reported net proceeds of $184,689,000 from the public offering of 6.9 million shares of common stock. The ratio of total debt to capital increased to 61.6 percent at the end of 2001 compared to 43.8 percent in 2000. Average debt outstanding during 2001 was $1,118,086,000 at a weighted average interest rate of 6.49 percent versus $362,855,000 at 6.06 percent during fiscal 2000, increasing interest expense in fiscal 2001 to $72,559,000 from $21,989,000 in fiscal 2000.

At October 26, 2001, we had unused lines of credit available from banks of $688,429,000. In November 2001, we reduced our lines of credit by $350,000,000, reducing the unused lines by a similar amount.

Common stock dividends of $24,856,000 in 2001 represented a 12 percent increase over 2000. The annual dividend was increased to $0.54 per share from $0.52 per share in 2000 with the payout at 29 percent of the prior year earnings, which is consistent with our target payout rate of 25 to 35 percent. The annual dividend was increased to $.56 for fiscal 2002.

We have continuing authorization to purchase shares of our common stock for treasury at our management’s discretion for general corporate purposes. There have been no purchases in 2001 or 2002. Purchases under this program were 661,000 and 494,000 shares in 2000 and 1999, respectively.

We are involved in various claims relating to environmental and waste disposal matters at a number of current and former plant sites. We engage or participate in remedial and other environmental compliance activities at certain of these sites. At other sites, we have been named as a potentially responsible party (PRP) under federal and state environmental laws for the remediation of hazardous waste. Our management reviews each individual site, considering the number of parties involved, the level of our potential liability or contribution relative to the other parties, the nature and magnitude of the wastes involved, the method and extent of remediation, the potential insurance coverage, the estimated legal and consulting expense with respect to each site, and the time period over which any costs would likely be incurred. Based on the above analysis, management estimates the restoration or other clean-up costs and related claims for each site. The estimates are based in part on discussions with other PRPs, governmental agencies and engineering firms.

We accrue appropriate reserves for potential environmental liabilities, which are continuously reviewed and adjusted as additional information becomes available. While uncertainties exist with respect to the amounts and timing of our ultimate environmental liabilities, management believes that such liabilities, individually and in the aggregate, will not have a material adverse effect on our financial condition or results of operations.

Along with other companies, we are a defendant in a number of legal proceedings and claims brought by governmental bodies and private persons against companies who are alleged to have manufactured and sold paint containing lead pigment. We believe that the claims against us are without merit and we are vigorously defending these matters. It is possible that additional lawsuits or claims could be brought against us. At this time, our management cannot estimate the scope or amount of potential costs or liabilities relating to these matters. However, based on the outcome of such matters to date, and other factors, management does not believe that the costs and liabilities of such matters will have a material adverse effect on our financial condition or results of operations.

Market Risk

Our foreign sales and results of operations are subject to the impact of foreign currency fluctuations. We have not hedged its exposure to translation gains and losses; however, we have reduced our exposure by borrowing funds in local currencies. A 10 percent adverse change in foreign currency rates would not have a material effect on our results of operations or financial position.

We are also subject to interest rate risk. We have attempted to mitigate a portion of our exposure to interest rate fluctuations through interest rate swaps. Including the impact of debt incurred to fund the acquisition of Lilly Industries in fiscal 2001, and including the effect of the Notes offered by this prospectus, if interest rates are 10 percent higher in 2002 than the average rate experienced in 2001, our interest expense would increase by approximately $3 million.

BUSINESS

Overview

Founded in 1806, Valspar has grown into a leading global paint and coatings manufacturer. We manufacture and distribute a broad portfolio of products, including:

•	Industrial coatings for factory application by industrial customers and original equipment manufacturers (OEMs);

•	Architectural paints, varnishes and stains for the do-it-yourself and professional markets;

•	Packaging coatings and inks for rigid containers, particularly food and beverage cans;

•	Automotive refinish and other specialty coatings, including high performance floor coatings; and

•	Specialty polymers and colorants for use by coatings manufacturers including Valspar.

The following table shows our net sales (in thousands) by product line for each of the past three fiscal years and our most recently completed quarter:

		Fiscal Year Ended
	Quarter Ended
Product Line	January 25, 2002	2001	2000	1999

Industrial	$186,790	$739,479	$372,142	$328,669
Architectural, Automotive & Specialty	108,653	558,262	505,087	510,960
Packaging	108,787	494,146	508,536	452,846
Other	26,810	129,083	97,555	95,202

Totals	$431,040	$1,920,970	$1,483,320	$1,387,677

Paints and Coating Market Overview

Paints and coatings serve two primary functions, protection and decoration. Coatings lengthen the life span of products by protecting them from the effects of external elements and enhance their marketability and aesthetic appeal. According to industry surveys, global sales of paints and coatings were estimated to be approximately $60 billion in 1997. According to industry analysts, major paints and coatings market segments are comprised of:

•	Industrial coatings, which represented approximately 40 percent of total coatings industry sales in 1997, and include coatings for appliances, packaging, industrial machinery, furniture, automobiles (for OEM application), and other manufacturing applications. Our Industrial and Packaging coatings product lines are considered to be in the industrial coatings market segment. We do not have significant sales of coatings in the automotive OEM market.

•	Architectural coatings, which represented approximately 45 percent of total coatings industry sales in 1997, and include interior and exterior paints and coatings for new and existing construction, as well as stains, undercoats, primers and sealers. Our architectural coatings products in our AAS coatings product line are considered to be in the architectural coatings market segment.

•	Special purpose coatings, which represented the remaining 15 percent of total coatings industry sales in 1997, and include all other types of coatings such as aerosols, automotive refinish, hobby and craft paints, high performance floor coatings, roof paints and other specialty applications. Our automotive refinish and specialty coatings in our AAS coatings product line are considered to be in the special purpose market segment.

Our Other products consist primarily of raw materials used for production of paints and coatings, such as specialty polymers and colorants. Specialty polymers act as binding agents in coatings and other products, and colorants provide color for coatings.

According to industry analysts, growth in the overall paints and coatings industry has historically been consistent with global GDP growth of approximately 3 percent, with specific segments, such as coil and powder coatings, experiencing significantly faster growth due, in part, to their technological advantages and environmental benefits.

The global paints and coatings industry has been experiencing consolidation, with the world’s ten largest suppliers controlling a larger percentage of the overall market today than ten years ago. However, after the top ten suppliers, the industry remains highly fragmented with several hundred suppliers providing the bulk of the remaining sales.

Our Strategy

We compete in each of the three major paints and coatings industry categories, with the exception of the automotive OEM portion of the industrial coatings market segment. Our objective is to build shareholder value by maintaining our rapid growth in sales and earnings and by being an industry leader and a low cost manufacturer in each of our chosen market segments. We plan to accomplish this by being the supplier of choice to leading coatings consumers and by broadening our coatings portfolio with strategic acquisitions. Specifically, we are employing the following strategies to accomplish our growth and leadership objectives:

•	Focus on high growth segments. We focus on high growth product and geographic markets in three ways. First, we seek to align ourselves with leading customers. We believe that selling to rapidly growing, market leading customers will lead to above average growth in our own business. For example, our relationships with Lowe’s and Wal-Mart have allowed us to increase sales to both of those customers as they have expanded and opened new stores. Second, we have expanded our technology base through research and development efforts and technologies obtained through acquisitions to enhance our ability to offer products in new and growing market segments. For example, our technology positions in coil and powder coatings have allowed us to participate in the growth of these markets as these technologies displace older coatings technologies. Third, we have expanded our geographic scope to meet the needs of customers who are also expanding globally. For example, we formed joint ventures in China and Brazil to meet customer needs in those countries.

•	Strategic acquisitions and rapid integration. Acquisitions have played a significant role in our growth. Our strategy is to target businesses that are closely aligned with our core operations and which allow us to expand the breadth of our product lines, technology or geographic scope. This strategy has also allowed us to augment our internal growth by taking advantage of the global market positions and infrastructure obtained through our acquisitions. Historically, we have been successful in rapidly integrating our acquisitions due to our experience with the acquisition process and our expertise in low-cost coatings manufacturing.

•	Maintain a broad and balanced mix of products and markets. We have chosen to take a broad and balanced approach by operating in each of the coating industry’s three principal segments and by offering our Packaging and Industrial coatings product lines globally. We believe this approach allows us to achieve consistent sales and earnings growth by reducing our overall reliance on a particular product segment or geographic area.

•	Low cost culture. A key factor behind our historical ability to sustain earnings growth under strong economic conditions and to optimize our financial performance in weak economic conditions is our company-wide focus on cost control. We believe we are widely regarded as one of the most cost conscious coatings companies in the world. We have had significant historical success in imparting our culture to the businesses we acquire, evidenced by the fact that corporate administration costs have consistently been less than or equal to two percent of net sales, even during recent periods of significant growth. We actively involve our employees in cost control and efficiency efforts through programs such as “MIDAS,” in which our employees join cross-functional teams to identify and realize cost savings in our global supply chain. We estimate that cumulative savings from the MIDAS program have exceeded $50 million since 1995. Finally, our investment in new technology and modern manufacturing and research facilities has also contributed to our ability to maintain a low-cost platform by streamlining our manufacturing processes.

•	Employee ownership. We believe that employee ownership aligns the interests of our employees with those of our shareholders and customers. Through various stock-based compensation plans, our employees are encouraged to own shares of our common stock. As of the end of fiscal 2001, our employees directly or indirectly owned approximately 11 percent of our outstanding stock.

Acquisition Integration

Once we consummate an acquisition, we move aggressively to integrate the operations of the acquired company and cut costs across the organization. We typically begin by focusing on the most profitable portions of the acquired business, as these segments often provide the greatest opportunity to realize immediate cost savings. When integrating an acquisition, we focus on the following areas to reduce costs and develop synergies:

•	Eliminate duplicative administrative, sales and research personnel and expenses;

•	Leverage the buying power of the larger, combined entity to reduce raw material costs;

•	Rationalize production and distribution facilities;

•	Maximize the selling potential of a broader product line and more complete technology portfolio; and

•	Instill a corporate culture of cost savings, efficient resource usage and employee ownership.

We believe we have been successful in executing this strategy of integrating our acquisitions. We have demonstrated the ability to realize pre-tax cost savings in excess of 10 percent of a target’s revenues within a relatively short period of time following an acquisition. These savings have typically been a result of a combination of raw material cost savings, headcount reduction, manufacturing rationalization and utilization of internally, as opposed to externally, produced polymers. We took action to achieve approximately $70 million of annualized cost savings within ten months after the Lilly Industries acquisition. We have also identified and implemented actions that are expected to result in an additional $20 million to $30 million of cost savings on an annualized basis. We have closed or are currently in the process of closing fourteen excess or redundant locations resulting from the integration.

Products

Industrial Coatings

Our Industrial coatings product line includes a broad range of decorative and protective coatings for metal, wood, plastic and glass, primarily for sale to OEM customers in North America and Australia and selected countries in Europe and Asia. Products within our Industrial coatings product line include fillers, primers, stains and topcoats used by customers in a wide range of manufacturing industries, including building products, transportation, appliances, automotive parts, furniture, agricultural equipment, construction equipment and metal fabrication. We are also a leading U.S. supplier of coatings that are applied to metal coils prior to fabrication into pre-engineered products such as doors, building system components, lighting fixtures and appliances.

We utilize a wide variety of coatings technologies to meet our customers’ industrial coatings requirements, including electro-deposition, powder, high solids, water-borne and UV light-cured coatings. This broad technical capability allows us to customize our Industrial coatings products to our customers’ specifications and to provide “one-stop” integrated solutions. For example, in the appliance coatings market, we believe that we are one of only a small number of coatings manufacturers that currently have the technological and manufacturing capabilities to be a single source coatings supplier to appliance customers.

The major customers of our Industrial coatings product line are coatings applicators. They apply our coatings to metal and, in some cases, fabricate or process the coated metal further. We also market our products to the ultimate users of the coated products because they often specify the coatings to be used by the coatings applicator.

Through our acquisition of Lilly Industries, we significantly increased our presence in industrial coatings, particularly in the furniture, appliance, building product, transportation, agriculture and construction equipment and mirror manufacturing industries. In December 2001, we completed the acquisition of the coil, spray applied door and rigid packaging businesses of Technical Coatings, a subsidiary of Benjamin Moore & Co. The acquired Benjamin Moore businesses had combined sales of approximately $25 million in 2001.

Architectural, Automotive and Specialty Coatings

The largest portion of our AAS coatings product line is our architectural coatings products. We offer a broad portfolio of interior and exterior paints, stains, primers, varnishes and specialty decorative products, such as enamels, aerosols and faux finishes, used primarily in the do-it-yourself market. The primary distribution channels for these products are home centers, mass merchants, hardware wholesalers and independent dealers, including Lowe’s, Wal-Mart and Do-It-Best stores. Due to the weather requirements of house painting, sales of our AAS coatings product line are seasonal, with the lowest levels occurring in the first quarter of our fiscal year when weather conditions in much of North America are ill-suited for exterior painting.

We develop highly customized merchandising and marketing support programs for our architectural coatings customers, enabling them to differentiate their paint departments from their competitors’ through point-of-purchase materials, labeling and product and color selection assistance. Through such programs, we offer branded product lines under the names Valspar, Plasti-Kote, Colony, Magicolor and McCloskey. We also manufacture customer exclusive brands such as American Tradition, One & Only, Severe Weather, Enterprise and Decorative Effects, in addition to a variety of other private label brands. At key customers such as Lowe’s, we also offer additional marketing and customer support by providing in-store employees to answer coatings questions. We have been recognized as the paint supplier of the year seven times for Lowe’s and twice for Wal-Mart.

Within the AAS coatings product line, we also manufacture and distribute automotive refinish coatings under the brand names Valspar and House of Kolor and aerosol spray paints for automotive distributors and large automotive supply retailers under the brand names Plasti-Kote, Tempo and Mr. Spray. Major customers for these products include large automotive supply retailers. We also manufacture and distribute high performance floor coatings for commercial and industrial applications.

Packaging Coatings

Packaging coatings are a distinct portion of the global industrial coatings market segment. Our Packaging coatings product line provides coatings for both interior and exterior use in rigid packaging containers, principally food containers and beverage cans for global customers. Interior coatings are used to protect the interior surface of packaging materials from consumable products such as beer, soda, fish and other food products, while exterior coatings enhance the appearance of the package exterior. We also produce coatings for aerosol and paint cans, bottle crowns for glass and plastic packaging and glass bottle closures. These coatings are required to meet the regulations of the U.S. Food and Drug Administration and the U.S. Department of Agriculture, as well as the laws and regulations of the other countries in which we sell our Packaging coatings products.

Historically, we have been a strong competitor in the global packaging coatings market segment, and we believe we have become the world’s largest supplier of rigid packaging coatings following our 1996, 1997, 2000 and 2001 acquisitions of the Coates Coatings businesses in the United States, Europe, Australia, South Africa and Asia. In addition to providing us with a global manufacturing presence, these acquisitions provided us with external packaging coatings and metal decorating ink technologies, thereby improving the depth and breadth of our product line. Our 1999 acquisition of Dexter’s packaging coatings business and our buyout of our joint venture in Brazil in 2002 further expanded our international presence, providing us with additional manufacturing facilities in Europe, Asia and South America. We believe we are now the only coatings manufacturer in the global beverage can market that supplies coatings for the entire can.

The major customers of our Packaging coatings product line include global companies that apply our coatings in the production of rigid packaging products, principally food containers and beverage cans. Consolidation and globalization of our customers has been most apparent in this market segment, and we have responded to these trends by offering a wide variety of packaging coatings products throughout the world.

Other Products

In addition to our main product lines, we make and sell specialty polymers and colorants. We produce these products for internal use as well as for external sale to other coatings and building products manufacturers. We believe our ability to develop proprietary polymers for use in our coatings products provides us with an advantage over some of our competitors who cannot produce these products themselves.

Competition

All aspects of the coatings business are highly competitive. We face strong competitors in all areas of our business, some of which are larger and better capitalized than we are.

Competition in the market segments in which we sell our Industrial and Packaging coatings product lines is based on technical capabilities for specific product formulation, the ability to meet customer delivery requirements, technical assistance to the customer in product application, price and new product concepts. In addition, the markets for industrial coatings are becoming increasingly global, and customers are looking for global coatings solutions. We believe we can provide global coatings solutions to our customers in a manner in which some of our competitors cannot because of our focus on industrial coatings for the global market, our position as one of the world’s largest industrial coatings manufacturers and our commitment to developing innovative technologies.

Competition in the markets in which we sell our AAS coatings product line is based on factors such as price, product quality, distribution and consumer recognition. In this market segment, we offer highly customized merchandising and marketing support programs to our AAS customers and have maintained product recognition through high-quality and well-designed products. Relationships, such as the ones we have with key retailers like Lowe’s and Wal-Mart, are highly important, as these firms account for most of the growth in the architectural coatings market segment.

International Joint Ventures

We have formed various international joint ventures over the past several years.

•	Mexico and Central America. In the Mexican and Central American markets, we formed a joint venture in 1993 called Valspar-Marlux with Regio Empresas, a Mexican corporation. While the initial focus of the joint venture was to engage in the marketing, sales, distribution and technical service of packaging, coil, wood and general metals coatings, during fiscal year 1996, the joint venture started manufacturing coatings products at its plant in Monterrey, Mexico. During 1998, we obtained a majority position of 51 percent in the joint venture. In 1999, the Dexter acquisition added a manufacturing facility in Mexico City. In November 2000, we acquired the remaining 49 percent interest of Regio Empresas, and Valspar Mexicana is now wholly owned by us.

•	India and Japan. Polycoat Powders Limited, a joint venture between us and The Goodlass Nerolac Paint Co., Ltd. in India, manufactures decorative powder coatings for the industrial coatings market in India. In 1999, we also assumed Dexter’s majority position in a joint venture with Rock Paint, a Japanese company.

•	Hong Kong and China. In 1995, we formed a joint venture company in Hong Kong with China Merchants Hai Hong Holdings Co., Ltd. for the purpose of constructing a packaging coatings plant in the Shenzhen Economic Development Zone in the Guangdong Province of China. This plant became operational at the beginning of the 1997 fiscal year and currently manufactures and distributes our packaging coatings products in China, Hong Kong and other Southeast Asian markets. We also acquired Coates’ packaging coatings and metal decoration inks business in Hong Kong and Guangzhou, China during 1997 and Dexter’s packaging coatings business in China during 1999. We have consolidated these businesses with our Hong Kong joint venture.

•	South America. We formed a joint venture in 1997, called Valspar Renner, with Renner Herrmann S.A., a Brazilian company. Valspar Renner supplies packaging coatings and metal decoration inks to the South American market. In December 2001, we acquired a plant from Renner Herrmann S.A. and then, in January 2002, we acquired the remaining 50 percent interest in this joint venture.

•	South Africa. In December 1997, as part of the Coates acquisition, we acquired a 49 percent interest in a joint venture with Coates for packaging coatings in South Africa. In February 1999, as part of the Dexter acquisition, we acquired Dexter’s majority position in a joint venture with Plascon (Pty) Limited, a South African company, for packaging coatings in South Africa. As of October 2000, we acquired Coates’ 51 percent interest in the Valspar/ Coates joint venture and reorganized the businesses of both South African joint ventures so that we now have a majority position in a joint venture with Plascon for a combined packaging coatings business in South Africa.

Raw Materials

We obtain raw materials from a number of suppliers. Many of these raw materials are petroleum-based derivatives, minerals and metals. Under normal conditions, all of these materials are generally available on the open market, although prices and availability are subject to fluctuation. In general, higher oil and gas costs result in higher prices for our raw materials. Because our raw material costs average approximately 80 percent of our costs of goods sold, raw material efficiency is a critical component of the cost of the products we manufacture.

Safety

Safety is a core value of our company. In fiscal 2001, nearly two-thirds of our manufacturing facilities achieved either zero injuries or a substantial reduction in injuries from 2000. Our Pittsburgh, Pennsylvania facility was awarded OSHA Star Status in 2001 — one of only three facilities in the entire U.S. coatings industry to receive such recognition. Star Status is OSHA’s highest level of safety recognition in the United States, with less than 0.1 percent of all manufacturing facilities meeting the requirements for the award.

Seasonality and Working Capital Items

Our sales volume is traditionally lowest during the first quarter of the fiscal year, primarily due to the buying cycle in the AAS coatings product line. When sales are generally lowest, we build inventory, the financing for which is provided primarily by internally generated funds and short-term and long-term credit lines.

Significant Customers

In 2001, our sales to Lowe’s Companies, Inc. exceeded 10 percent of net sales, and our 10 largest customers accounted for approximately 30 percent of net sales.

Research and Development

Many of the products we offer today have been developed in the last five years. We have adopted a “best practices” approach to technology development by combining our technology efforts with those of the businesses we have acquired. This has resulted in several successful new product developments. For example, we have advanced our Packaging coatings product line technology by focusing on universal coatings for two-piece food cans, and we have further advanced our Industrial coatings product line technology by developing electro-coat technology. Finally, we have continued to expand our line of polymers and now have a full portfolio of both water-based and conventional polymers.

Research and development costs for fiscal 2001 were $58.1 million, representing a 25.3 percent increase over fiscal 2000 ($46.4 million). Research and development costs for the first quarter of fiscal 2002 were $15.2 million, representing a 28.6 percent increase over first quarter of fiscal 2001 ($11.8 million). Both of these increases are attributable to the Lilly Industries acquisition. Fiscal 2000 costs increased 5.1 percent over those of fiscal 1999 ($44.1 million). Primary emphasis has been on developing and refining emerging technologies in our Industrial and Packaging product lines.

Patents

Our policy is to seek patent protection for our products and manufacturing processes when appropriate. We also license some patented technology from other sources. Although we believe our patent rights are valuable, our knowledge and trade secret information regarding our manufacturing processes and materials have also been important in maintaining our competitive position. As a condition of employment, we now require domestic employees to sign a confidentiality agreement relating to proprietary information and patent rights. Our business is not materially dependent upon licenses or similar rights or on any single patent or trademark or group of related patents or trademarks.

While we make efforts to protect our trade secret information, others may independently develop or otherwise acquire substantially equivalent proprietary information or techniques or gain access to our proprietary technology or disclose this technology. Any of these factors could adversely impact the value of our proprietary trade secret information and harm our business.

Compliance with Laws

We undertake to comply with applicable regulations relating to protection of the environment and workers’ safety. Capital expenditures for this purpose were not material in fiscal 2001, and capital expenditures for 2002 to comply with existing laws and regulations are also not expected to be material.

Employees

As of the end of January 2002, we employed over 6,700 persons; approximately 4,700 employees in the United States and about 2,000 employees in our international operations. Approximately 800 of our domestic employees are represented by labor unions, and the majority of our international employees are represented by trade unions and other labor organizations. All union employees in the U.S. are operating under collective bargaining agreements. Collective bargaining agreements for 70 union employees at our Montebello, California and Louisville, Kentucky facilities will expire during fiscal 2002. We believe our relations with the labor unions representing our employees are good. We also believe we offer our employees competitive wages and benefits compared with employees in similar businesses and locations.

Foreign Operations and Export Sales

Our foreign operations consist of a mixture of subsidiaries, joint ventures and, to a lesser extent, licensing arrangements with independent third parties. In recent years, we have placed greater emphasis on the development of our majority-owned subsidiaries and joint ventures and a reduced emphasis on the use of licensing arrangements. The bulk of our foreign operations have been acquired in the last five years. In 1996, we acquired the European, U.S. and Australian metal decorating inks and packaging coatings business of Coates Coatings to provide our customers with global support. In 1999, we acquired the global packaging coatings business of the Dexter Corporation, along with its industrial coatings business in France. This acquisition added several manufacturing facilities throughout Europe and in Singapore. In December 2000, we completed our acquisition of Lilly Industries, which included its manufacturing operations in Canada, Mexico, Europe and

Asia. In July 2001, we completed the fourth phase of our acquisition of Coates Coatings, including businesses in Singapore, Indonesia, Malaysia and Thailand. In January 2002, we purchased the remaining interest of our joint venture in Brazil. We now have operations in, among other countries, Australia, Brazil, Canada, France, Germany, Hong Kong, Ireland, Malaysia, Norway, Singapore, Spain, Switzerland, Taiwan and the United Kingdom. We also have joint ventures in China, Hong Kong, India, Japan and South Africa.

Export sales are increasing as our products are being recognized in the global markets. During fiscal 2001, export sales represented approximately 3.4 percent of our total revenues. Our various acquisitions over the past three years have also increased revenues from foreign subsidiaries and operations, which comprised 23.5 percent of our total revenues in fiscal 2001.

Properties

Our principal offices in Minneapolis, Minnesota are owned. We conduct manufacturing operations in North America at 38 locations, primarily in Illinois, California, Texas, Indiana, North Carolina and Pennsylvania, with two plants each in Canada and Mexico. Thirty-five plants with approximate square footage of 4,100,000 are owned, and four plants with square footage of 380,000 are leased. Manufacturing operations in Europe are conducted at nine locations, with plants in the United Kingdom, France, Germany, the Netherlands, Ireland and Switzerland with a combined square footage of 570,000. We own two plants in Australia and one plant in each of Brazil, China, Malaysia and Taiwan with a combined approximate square footage of 400,000. We lease two plants in both Singapore and China with a combined square footage of approximately 45,000.

We believe our principal properties and facilities owned or leased are well maintained, in good operating condition and adequate for the purposes for which they are being used. Operating capacity varies by product line, but additional production capacity is available for most product lines by increasing the number of shifts worked.

Environmental Matters

While uncertainties exist with respect to the amounts and timing of our ultimate environmental liabilities, we believe that such liabilities, individually and in the aggregate, will not have a material adverse effect on our financial condition, results of operation or cash flows.

We are involved in various claims relating to environmental and waste disposal matters at the sites of 25 current and former facilities. We participate in remedial and other compliance activities at certain of these sites.

At approximately 50 other sites, we have been named as a potentially responsible party (“PRP”) under federal and state environmental laws for the remediation of hazardous waste. In connection with our environmental audits of each site, we review and consider the number of parties involved, the level of our potential liability for contribution relative to the other parties, the nature and magnitude of the wastes involved, the method and extent of remediation, the potential insurance coverage, the estimated legal and consulting expense and the time period over which any costs would likely be incurred. Based on this analysis, our management estimates the restoration or other clean-up costs and related claims for each site. The estimates are also based, in part, on discussions with other PRPs, governmental agencies and engineering firms. We then accrue reserves for potential environmental liabilities, which are reviewed on a regular basis and adjusted as additional information becomes available. During the past fiscal year, cash payments for environmental clean-up related costs have been less than $2.2 million. We believe the reserves we have accrued are adequate for our potential environmental liabilities.

Legal Matters

We are one of a number of defendants in numerous proceedings that allege that the plaintiffs suffered injuries or contracted diseases from exposure to chemicals used in the production of some of our products. We are also a defendant in a number of other legal proceedings which we believe are not out of the ordinary in a business of the type and size in which we are engaged. We believe that these legal proceedings, individually and in the aggregate, will not have a material adverse effect on our business or financial condition.

Along with other companies, we are a defendant in a number of legal proceedings and claims brought by governmental bodies and private persons against companies that are alleged to have manufactured and sold paint containing lead pigment. We believe that the claims against us are without merit and we are vigorously defending these matters. It is possible that additional lawsuits or claims could be brought against us. At this time, management cannot estimate the scope or amount of potential costs or liabilities relating to these matters. However, based on the outcome of such matters to date, and other factors, management does not believe that the costs and liabilities of such matters will have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Our executive officers and directors are described below. Our By-laws provide for 12 directors, divided into three classes. Each class consists of four director seats, with each director serving a 3-year term. We currently have 11 directors serving on our board.

Name	Age	Positions with Valspar

Richard M. Rompala	55	Chairman and Chief Executive Officer
John M. Ballbach	41	President and Chief Operating Officer
Rolf Engh	48	Senior Vice President, General Counsel & Secretary
Steven L. Erdahl	50	Executive Vice President, Industrial and Automotive Coatings
William M. Mansfield	54	Executive Vice President, Architectural, Packaging and Specialty Coatings
Paul C. Reyelts	55	Senior Vice President, Finance and Chief Financial Officer
Susan S. Boren	55	Director
Jeffrey H. Curler	51	Director
Charles W. Gaillard	61	Director
Mae C. Jemison	45	Director
Thomas R. McBurney	63	Director
Gregory R. Palen	46	Director
Lawrence R. Perlman	64	Director
Edward B. Pollak	67	Director
Michael P. Sullivan	67	Director
Richard L. White	62	Director

Richard M. Rompala has served as Chairman of Valspar since February 1998 and as Chief Executive Officer since October 1995 and as a director since 1994. Until January 2002, he also served as President since March 1994. Mr. Rompala is also a director of Olin Corporation.

John M. Ballbach has been our President and Chief Operating Officer since January 2002. Prior to that time, Mr. Ballbach served as our Senior Vice President, Operations, E-Commerce, EPS and Color Corporation since February 2000, as our Group Vice President — Packaging since November 1998 and President – Europe, Middle East and South Africa since June 1996.

Rolf Engh has been Senior Vice President of our company since November 1998 and General Counsel and Secretary since April 1993. From September 1993 to November 1998, he was also Vice President, International. Prior to joining our company, Mr. Engh was a partner at Lindquist & Vennum, PLLP, a Minneapolis law firm.

Steven L. Erdahl has been in his current position of Executive Vice President — Industrial and Automotive Coatings since January 2002. Prior to that time, Mr. Erdahl served as Senior Vice President, Industrial Coatings and Automotive since December 2000, as Senior Vice President — Packaging and Industrial Coatings since February 2000, and prior to that, as Senior Vice President — Operations since November 1998. Mr. Erdahl was our Vice President — Industrial Coatings Group from June 1991 to November 1998.

William M. Mansfield is currently our Executive Vice President, Architectural and Packaging Coatings since January 2002. Before then Mr. Mansfield served our company as Senior Vice President, Architectural and Packing Coatings since December 2000, as Senior Vice President — Architectural, Automotive and Specialty Coatings since February 2000, and as Senior Vice President — Packaging and Industrial Coatings since November 1998. Prior to November 1998, Mr. Mansfield was our Vice President — Packaging Coatings Group since February 1991.

Paul C. Reyelts has been our Senior Vice President, Finance and Chief Financial Officer since November 1998. Prior to that time, he served our company as Vice President, Finance.

Susan S. Boren has been a director of Valspar since 1991. Since May 2000, Ms. Boren has been Principal-Minneapolis office of Spencer Stuart, an executive search firm. Prior to 2000, Ms. Boren was Director-Minneapolis office of Spencer Stuart, since May 1998. Prior to 1998, she was the President of Trillium Advisors, a firm she founded in 1996 to advise executives and boards on the strategic integration of leadership, governance and organizational values. Previously, Ms. Boren served for 15 years as an executive with Target Corporation in senior financial, human resources and operating and marketing positions.

Jeffrey H. Curler has been on our board of directors since 1997 and has held his present position as Chief Executive Officer of Bemis Company, Inc. since May 2000 and served as its President since May 1996 and Chief Operating Officer since May 1998. Prior to 1996, Mr. Curler served as Executive Vice President of Bemis Company since 1991. Mr. Curler is also a director of that company.

Charles W. Gaillard has been a director of Valspar since June 1999. He retired as President of General Mills, Inc. in October 1999. Prior to that time, Mr. Gaillard served General Mills as its President since May 1995 and Vice Chairman since December 1993. He is also a director of Whitman Corporation.

Mae C. Jemison, M.D. has been a director of Valspar since February 2002. Since 1993, Dr. Jemison has been the President of The Jemison Group, Inc, a technology consulting company that applies and integrates science and advanced technology considering the worldwide social and technological circumstances of the users. Dr. Jemison is also President of BioSentient Corporation, a medical technology company that she founded in December 2000. She is also professor of Environmental Studies at Dartmouth College and directs the Jemison Institute for Advancing Technology in Developing Countries at Dartmouth College. From 1987 to 1993, Dr. Jemison was an astronaut with the National Aeronautics and Space Administration (NASA) and a member of the Shuttle Endeavor’s flight crew for its September 1992 flight. Dr. Jemison is also a director of Scholastic, Inc., a publishing company.

Thomas R. McBurney has served on our board of directors since 1987. He is currently President of McBurney Management Advisors, a management consulting firm, a position he has held since 1990. Mr. McBurney is also a director of Wenger Corporation, Meritex Enterprises, Inc., Allina Health System, American Express Certificate Company, IDS Life Series Fund, Inc., IDS Variable Annuity Funds A & B and Greenspring Companies.

Gregory R. Palen has been a director of our company since 1992. Mr. Palen has held his present position as Chairman and Chief Executive Officer of Spectro Alloys Corporation, an aluminum recycler and manufacturing company, since 1988. He has also been Chief Executive Officer of Palen/ Kimball Company, a mechanical service company, since May 1993. Mr. Palen is also a director of Palen/ Kimball Company, Spectro Alloys Corporation, Opus Northwest LLC and Polaris Industries Inc.

Lawrence R. Perlman, currently a private investor, has been a director of Valspar since 1992. He retired as Chairman of Ceridian Corporation in April 2000 and as Co-Chairman of Seagate Technology, Inc. in December 2000. Mr. Perlman served as Chairman since November 1992 and Chief Executive Officer from 1990 through 1999 of Ceridian Corporation and as Co-Chairman of Seagate Technology, Inc. since 1998. He is also Chairman and a director of The Arbitron Company, Inc. and a director of Amdocs Limited, Carlson Companies, Inc. and Computer Network Technology.

Edward B. Pollak has served on our board of directors since 1997 and has held his present position as Chief Executive Officer of Yellow Cab Management, Inc. since November 2000. Prior to 2000, Mr. Pollak served as Vice President of Crompton Corporation (formerly CK Witco Corporation) since October 1999 and served as Vice President — Asia Pacific, Witco Corporation since August 1997. Prior to 1997, Mr. Pollak served as Vice President — International, OSi Specialties, Inc., a subsidiary of Witco Corporation, since July 1994.

Michael P. Sullivan has been a director of Valspar since 1990. He currently is the Chairman of International Dairy Queen, Inc., a position he has held since January 2001. Mr. Sullivan previously served as President and Chief Executive Officer of International Dairy Queen since 1987. Mr. Sullivan is also a director of International Dairy Queen, Allianz Life Insurance Company of North America, Adler Trust Company and Opus Corporation.

Richard L. White, Ph.D. has been a director of our company since 2000. Dr. White retired as Executive Vice President of Bayer Corporation in November 1999, a position he had held since July 1991. Dr. White is also a director of Petro Rem.

DESCRIPTION OF NOTES

The following description of the particular terms of the Notes supplements and to the extent inconsistent therewith supersedes, the description in the accompanying prospectus of the general terms and provisions of the debt securities, to which description reference is hereby made. For purposes of the following description, references to Valspar do not include any of our subsidiaries.

General

The Notes will mature on May 1, 2007. The Notes will be issued in fully registered form only in minimum denominations of $1,000, increased in multiples of $1,000. Interest on the Notes will accrue from April 30, 2002 at the rate per annum shown on the cover of this prospectus supplement and will be payable semi-annually on May 1 and November 1, beginning November 1, 2002 to the persons in whose names the Notes are registered at the close of business on April 15 and October 15 preceding the respective interest payment dates, except that interest payable at maturity shall be paid to the same persons to whom principal of the Notes is payable. Interest will be computed on the Notes on the basis of a 360-day year of twelve 30-day months.

The Notes will constitute a series of debt securities to be issued under an indenture dated as of April 24, 2002 (the “Base Indenture”), between Valspar and Bank One Trust Company, N.A., as trustee, and supplemented by a first supplemental indenture (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”). The terms of the Base Indenture are more fully described in the accompanying prospectus. The Notes and any future debt securities issued under the Base Indenture will be unsecured obligations of Valspar and will rank on a parity with all other unsecured and unsubordinated indebtedness of Valspar. The Base Indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder and provides that debt securities may be issued thereunder from time to time in one or more additional series. The following summary of certain provisions of the Notes and the Indenture does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the Notes and the Indenture. Certain terms used but not defined in this prospectus supplement shall have the meanings given to them in the accompanying prospectus, the Notes or the Indenture, as the case may be.

The Notes will not be subject to any sinking fund.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue further notes ranking equally and ratably with the Notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes), so that such further notes shall be consolidated and form a single series with the Notes and shall have the same terms as to status, redemption or otherwise as the Notes.

Optional Redemption

The Notes will be redeemable, in whole or in part, at the option of Valspar at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes, and (ii) as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of those payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 20 basis points plus, in each case, accrued interest thereon to the date of redemption.

“Adjusted Treasury Rate” means, with respect to any date of redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that date of redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those Notes.

“Comparable Treasury Price” means, with respect to any date of redemption, (i) the average of the Reference Treasury Dealer Quotations for the date of redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations;

or (ii) if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Quotation Agent” means J.P. Morgan Securities Inc. or another Reference Treasury Dealer appointed by Valspar.

“Reference Treasury Dealer” means (i) J.P. Morgan Securities Inc. and its successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), Valspar shall substitute another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by Valspar.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date of redemption, the average; as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that date of redemption.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of the Notes to be redeemed. Unless Valspar defaults in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the Notes or portions thereof called for redemption.

Certain Covenants

The First Supplemental Indenture contains certain restrictive covenants that are set forth below. Additional covenants relating to the Notes, including a covenant concerning consolidations and mergers by Valspar and transfers of substantially all of our property and assets, are contained in the Base Indenture and are described under “Description of Debt Securities” in the accompanying prospectus. You can find the definitions of certain terms used in this section under “— Certain Covenant Definitions.”

Limitation on Liens

Valspar will not, and will not permit any Restricted Subsidiary to, incur a Lien on a Principal Property to secure a Debt unless one or more of the following exceptions apply:

1.	The Lien equally and ratably secures the Notes and the Debt. The Lien may equally and ratably secure the Notes and any other obligation of Valspar or a Subsidiary. The Lien may not secure an obligation of Valspar that is subordinated to the Notes;

2.	The Lien secures Debt incurred to finance all or some of the purchase price or the cost of construction or improvement of property of Valspar or a Restricted Subsidiary. The Lien may not extend to any other Principal Property owned by Valspar or a Restricted Subsidiary at the time the Lien is incurred. However, in the case of any construction or improvement, the Lien may extend to unimproved real property used for the construction or improvement. The Debt secured by the Lien may not be incurred more than 18 months after the later of the (a) acquisition, (b) completion of construction or improvement or (c) commencement of full operation, of the property subject to the Lien;

3.	The Lien is on property of an entity at the time the entity merges into or consolidates with Valspar or a Restricted Subsidiary;

4.	The Lien is on property at the time Valspar or a Restricted Subsidiary acquires the property;

5.	The Lien is on property of a corporation at the time the corporation becomes a Restricted Subsidiary;

6.	The Lien secures Debt of a Restricted Subsidiary owing to Valspar or another Restricted Subsidiary;

7.	The Lien is in favor of a government or governmental entity and secures (a) payments pursuant to a contract or statute or (b) Debt incurred to finance all or some of the purchase price or cost of construction or improvement of the property subject to the Lien;

8.	The Lien extends, renews or replaces in whole or in part a Lien (“existing Lien”) permitted by any of clauses (1) through (7). The Lien may not extend beyond (a) the property subject to the existing Lien and (b) improvements and construction on such property. However, the Lien may extend to property that at the time is not a Principal Property. The amount of the Debt secured by the Lien may not exceed the amount of the Debt secured at the time by the existing Lien unless the existing Lien or a predecessor Lien was incurred under clause (1) or (6); or

9.	The Debt plus all other Debt secured by Liens on Principal Property at the time does not exceed 10% of Consolidated Total Assets. However, the following Debt shall be excluded from all other Debt in the determination: (a) Debt secured by a Lien permitted by any of clauses (1) through (8); and (b) Debt secured by a Lien incurred prior to the date of the Base Indenture that would have been permitted by any of those clauses if the Base Indenture had been in effect at the time the Lien was incurred. Attributable Debt for any lease permitted by clause (4) of the “Limitation on Sale and Leaseback Transactions” covenant of the Indenture must be included in the determination and treated as Debt secured by a Lien on Principal Property not otherwise permitted by any of clauses (1) through (8).

In general, clause (9) above, sometimes called a “basket” clause, permits Liens to be incurred that are not permitted by any of the exceptions enumerated in clauses (1) through (8) above if the Debt secured by all such additional Liens does not exceed 10% of Consolidated Total Assets at the time. At January 25, 2002, Consolidated Total Assets were approximately $2,353 million.

Limitation on Sale and Leaseback Transactions

Valspar will not, and will not permit any Restricted Subsidiary to, enter into a Sale-Leaseback Transaction for a Principal Property unless one or more of the following exceptions apply:

1.	The lease has a term of three years or less;

2.	The lease is between Valspar and a Restricted Subsidiary or between Restricted Subsidiaries;

3.	Valspar or a Restricted Subsidiary under clauses (2) through (8) of the “Limitation on Liens” covenant could create a Lien on the property to secure Debt at least equal in amount to the Attributable Debt for the lease;

4.	Valspar or a Restricted Subsidiary under clause (9) of the “Limitation on Liens” covenant could create a Lien on the property to secure Debt at least equal in amount to the Attributable Debt for the lease; or

5.	Valspar or a Restricted Subsidiary within 180 days of the effective date of the lease retires Long-Term Debt of Valspar or a Restricted Subsidiary at least equal in amount to the Attributable Debt for the lease. A Debt is retired when it is paid or cancelled. However, Valspar or a Restricted Subsidiary may not receive credit for retirement of Debt of Valspar that is subordinated to the Notes; or Debt, if paid in cash, that is owned by Valspar or a Restricted Subsidiary.

In clauses (3) and (4) above, Sale-Leaseback Transactions and Liens are treated as equivalents. Thus, if Valspar or a Restricted Subsidiary could create a Lien on a property, it may enter into a Sale-Leaseback Transaction to the same extent.

Certain Covenant Definitions

“Attributable Debt” for a lease means, as of the date of determination, the present value of net rent for the remaining term of the lease. Rent shall be discounted to present value at a discount rate that is compounded semi-annually. The discount rate shall be 10% per annum or, if Valspar elects, the discount rate shall be equal to the weighted average Yield to Maturity of the Notes under the Base Indenture. Such average shall be weighted by the principal amount of the Notes of each series then outstanding. Rent is the lesser of (a) rent for the remaining term of the lease assuming it is not terminated or (b) rent from the date of determination until the first possible termination date plus the termination payment then due, if any. The remaining term of a lease includes any period for which the lease has been extended. Rent does not include (1) amounts due for maintenance, repairs, utilities, insurance, taxes, assessments and similar charges or (2) contingent rent, such as that based on sales. Rent may be reduced by the discounted present value of the rent that any sublessee must pay from the date of determination for all or part of the same property. If the net rent on a lease is not definitely determinable, Valspar may estimate it in any reasonable manner.

“Consolidated Total Assets” means total consolidated assets as reflected in Valspar’s most recent consolidated balance sheet preceding the date of a determination under clause (9) of the “Limitation on Liens” covenant of the Indenture.

“Debt” means any debt for borrowed money or any guarantee of such a debt.

“Lien” means any mortgage, pledge, security interest or lien to secure or assure payment of Debt.

“Long-Term Debt” means Debt that by its terms matures on a date more than 12 months after the date it was created or Debt that the obligor may extend or renew without the obligee’s consent to a date more than 12 months after the date the Debt was created.

“Principal Property” means (i) any manufacturing facility that is now or hereafter owned by Valspar or a Restricted Subsidiary and which is located in the United States (excluding territories and possessions other than Puerto Rico), except any such facility that in the opinion of the board of directors of Valspar or any authorized committee of the board is not of material importance to the total business conducted by Valspar and its consolidated Subsidiaries, and (ii) any shares of stock of a Restricted Subsidiary. At April 22, 2002 our Principal Properties consisted of 34 manufacturing facilities at various locations around the United States.

“Restricted Subsidiary” means a Wholly-Owned Subsidiary that has substantially all of its assets located in the United States (excluding territories or possessions other than Puerto Rico) and owns a Principal Property.

“Sale-Leaseback Transaction” means an arrangement pursuant to which Valspar or a Restricted Subsidiary now owns or hereafter acquires a Principal Property, transfers it to a person, and leases it back from the person.

“Subsidiary” means a corporation a majority of whose Voting Stock is owned by Valspar or a Subsidiary.

“Voting Stock” means capital stock having voting power under ordinary circumstances to elect directors.

“Wholly-Owned Subsidiary” means a corporation all of whose Voting Stock is owned by Valspar or a Wholly-Owned Subsidiary, the accounts of which are consolidated with those of Valspar in its consolidated financial statements.

“Yield to Maturity” means the yield to maturity on a security at the time of its issuance or at the most recent determination of interest on the security.

Events of Default

The Notes are subject to the events of default described under “Description of Debt Securities — Events of Default” in the accompanying prospectus and as described in the following sentence.

An event of default under the First Supplemental Indenture will occur upon the failure by Valspar to pay interest on any Note for 30 days after the payment is due.

Modification and Waiver

The Notes are subject to the provisions, described under “Description of Debt Securities — Modification and Waiver” in the accompanying prospectus.

Same-day Settlement and Payment

The Notes will trade in the same-day funds settlement system of The Depository Trust Company (“DTC”) until maturity or until Valspar issues the Notes in definitive form. DTC will therefore require secondary market trading activity in the Notes to settle in immediately available funds. Valspar can give no assurance as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

Book-Entry System; Delivery and Form

General

The Notes will be issued in the form of one or more fully registered global securities. For purposes of this prospectus supplement, “Global Security” refers to the global security or global securities representing the entire issue of the Notes. The Global Security will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. (“Cede”) as DTC’s nominee. Except in the limited circumstances described below, the Notes will not be issued in definitive certificated form. The Global Security may be transferred, in whole and not in part, only to another nominee of DTC. Valspar understands as follows with respect to the rules and operating procedures of DTC, which affect transfers of interests in the Global Security.

DTC

DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934 (the “Exchange Act”). DTC was created to hold securities for its participants (“Participants”) and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, between Participants through electronic computerized book-entry changes in the accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the underwriters of this offering. DTC is owned by a number of Participants and by the New York Stock Exchange, Inc., The American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (“Indirect Participants”).

Persons who are not Participants may beneficially own Notes held by DTC only through Participants or Indirect Participants. Beneficial ownership of Notes may be reflected (i) for investors who are Participants, in the records of DTC, (ii) for investors holding through a Participant, in the records of such Participant, whose aggregate interests on behalf of all investors holding through such Participant will be reflected in turn in the records of DTC, or (iii) for investors holding through an Indirect Participant, in the records of such Indirect Participant, whose aggregate interests on behalf of all investors holding through such Indirect Participant will be reflected in turn in the records of a Participant. Accordingly, transfers of beneficial ownership in the Global Security can only be effected through DTC, a Participant or an Indirect Participant. Each of the underwriters of this offering is a Participant or an Indirect Participant.

Interests in the Global Security will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its Participants. The Global Security will trade in DTC’s Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Global Security will therefore settle in immediately available funds. The laws of some states require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer beneficial interests in the Global Security to such persons may be limited.

So long as Cede, as the nominee of DTC, is the registered owner of the Global Security, Cede for all purposes will be considered the sole holder of the Notes under the Indenture. Except as provided below, owners of beneficial interests in the Global Security will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the holders thereof under the Indenture. Accordingly, any person owning a beneficial interest in the Global Security must rely on the procedures of DTC and, if such person is not a Participant in DTC, on the procedures of the Participant through which such person; directly or indirectly, owns its interest, to exercise any rights of a holder of Notes.

Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of an owner of a beneficial interest in the Notes to pledge such Notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such Notes, may be affected by the lack of a physical certificate for such Notes.

Payment of principal of and interest on the Notes will be made to Cede, the nominee for DTC, as the registered owner of the Global Security. Neither Valspar nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Upon receipt of any payment of principal of or interest on the Global Security, Valspar understands that it is the practice of DTC to credit the Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of DTC. Payments by Participants to owners of beneficial interests in the Global Security held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in “street name.”

If Valspar redeems less than all of the Notes, Valspar has been advised that it is DTC’s practice to determine by lot the amount of the interest of each Participant in the Notes to be redeemed. Valspar understands that under existing industry practices, if Valspar requests holders of the Notes to take action, or if an owner of a beneficial interest in a Note desires to take any action which a holder is entitled to take under the Indenture, then (1) DTC would authorize the Participants holding the relevant beneficial interests to take such action, and (2) such Participants would authorize the beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of Notes among its Participants, it is under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time. Neither Valspar nor the trustee will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

If an Event of Default (as defined in the accompanying prospectus) has occurred and is continuing and all principal and accrued interest in respect of the Notes shall have become immediately due and payable or if DTC is at any time unwilling, unable or ineligible to continue as depositary for the Global Security and a successor depositary is not appointed by Valspar within 60 days, Valspar will issue individual certificated Notes in definitive form in exchange for the Global Security. In addition, Valspar may at any time determine not to have the Notes represented by the Global Security, and, in such event, will issue individual certificated Notes in definitive form in exchange for the Global Security. In any such instance, an owner of a beneficial interest in the Global Security will be entitled to physical delivery of individual certificated Notes in definitive form equal in principal amount to such beneficial interest in the Global Security and to have all such certificated Notes registered in its name. Individual certificated Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

Concerning the Trustee

In addition to being the trustee under the Indenture, Bank One Trust Company, N.A. is an affiliate of Bank One, N.A., one of the lenders under our credit agreements, and an affiliate of Banc One Capital Markets, Inc., one of the underwriters of this offering.

UNDERWRITING

Subject to the terms and conditions in the underwriting agreement dated the date hereof between us and the underwriters, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of Notes that appears opposite its name in the table below:

Principal
Underwriter	Amount of Notes

J.P. Morgan Securities Inc.	$208,340,000
Banc One Capital Markets, Inc.	58,380,000
Credit Suisse First Boston Corporation	20,820,000
Lehman Brothers Inc.	20,820,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	20,820,000
First Union Securities, Inc.	20,820,000

Total	$350,000,000

Under the terms and conditions of the underwriting agreement, if the underwriters take any of the Notes, then the underwriters are obligated to take and pay for all of the Notes.

The Notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised Valspar that they intend to make a market in the Notes, but they have no obligation to do so and may discontinue market making at any time without providing notice. No assurance can be given as to the liquidity of any trading market for the Notes.

The underwriters initially propose to offer part of the Notes directly to the public at the public offering price described on the cover page and part to certain dealers at a price that represents a concession not in excess of .35% of the principal amount of the Notes. Any underwriters may allow, and any such dealers may reallow, a concession not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the underwriters may from time to time vary the offering price and any other selling terms.

Valspar has also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the underwriters may overallot in connection with the offering of the Notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, Notes in the open market to cover syndicate short positions or to stabilize the price of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Notes in the offering of the Notes, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The underwriters are not required to engage in any of these activities and may end any of them at any time.

J.P. Morgan Securities Inc. (“JPMorgan”) will make the Notes available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between JPMorgan and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from JPMorgan based on transactions JPMorgan conducts through the system. JPMorgan will make the notes available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

In the ordinary course of their respective businesses, the underwriters or their affiliates engage in commercial banking or investment banking transactions with Valspar and its affiliates. In particular, JPMorgan Chase Bank, an affiliate of JPMorgan, acts as the agent for our credit facilities and is a lender under our credit agreements, and Bank One, N.A., an affiliate of Banc One Capital Markets, Inc., is a lender under our credit agreements. In addition, certain of the other underwriters or their affiliates are lenders under our credit agreements. Because more than 10 percent of the net proceeds of this offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc., this offering will be conducted in accordance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

First Union Securities, Inc., a subsidiary of Wachovia Corporation, conducts its investment banking, institutional and capital markets businesses under the trade name of Wachovia Securities. Any references to “Wachovia Securities” in this prospectus supplement, however, do not include Wachovia Securities, Inc., member NASD/SIPC, a separate broker-dealer subsidiary of Wachovia Corporation and sister affiliate of First Union Securities, Inc., which may or may not be participating as a selling dealer in the distribution of the Notes.

Expenses associated with this offering, to be paid by Valspar, are estimated to be $150,000.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule incorporated by reference or included in our Annual Report on Form 10-K for the year ended October 26, 2001, as set forth in their report, which is incorporated by reference in the accompanying prospectus. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

Rolf Engh, Esq., our Senior Vice President and General Counsel, will pass upon certain legal matters for us in connection with the Notes offered by this prospectus supplement. Mr. Engh owns, or has the right to own, a number of shares of our common stock, which represents less than 1 percent of the total number of outstanding shares of our common stock. Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota, will pass upon certain other legal matters for us in connection with this offering. Milbank, Tweed, Hadley & McCloy LLP, New York, New York, will pass upon certain legal matters for the underwriters in connection with this offering.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Reference is made to the information under “Where You Can Find More Information” in the accompanying prospectus. All documents filed under the Exchange Act with the Securities and Exchange Commission prior to October 26, 2001 and incorporated by reference in the accompanying prospectus have been superseded by the documents filed under the Exchange Act with the Securities and Exchange Commission on or after October 26, 2001 and shall not be deemed to constitute a part of this prospectus supplement.

PROSPECTUS

$600,000,000

THE VALSPAR CORPORATION

COMMON STOCK

DEBT SECURITIES
COMMON STOCK WARRANTS
DEBT WARRANTS

       We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and each prospectus supplement carefully before you invest.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities offered by this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated March 21, 2001

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, we may offer common stock, debt securities, common stock warrants, debt warrants or any combination of these securities, either separately or in units, in one or more offerings up to a total dollar amount of $600,000,000. This prospectus provides you with a general description of those securities. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

      The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

      We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 while this registration statement is effective:

•	Annual report on Form 10-K for the year ended October 27, 2000 (including information specifically incorporated by reference into our Form 10-K from our 2000 annual report to shareholders and our definitive notice and proxy statement for our 2001 annual meeting of shareholders held on February 28, 2001);

•	Quarterly report on Form 10-Q for the quarter ended January 26, 2001;

•	Current report on Form 8-K dated January 4, 2001, and Amendment on Form 8-K/ A dated February 9, 2001;

•	The description of our common share purchase rights as set forth in Form 8-A filed on May 3, 2000; and

•	The description of our capital stock as set forth in the Registration Statement on Form S-2 (File No. 2-82000), declared effective March 9, 1983.

      The information in this prospectus about Valspar is not comprehensive and you should also read the information in the documents incorporated by reference into this prospectus. Information that we file later with the SEC and that is incorporated by reference into this prospectus will automatically update and supersede information in this prospectus.

      You may request a copy of any or all of the documents incorporated by reference in this prospectus at no cost, by writing to or telephoning us at the following address:

Secretary
The Valspar Corporation
1101 Third Street South
Minneapolis, Minnesota 55415
(612) 332-7371

      You should rely only on the information included or incorporated by reference in this prospectus or the prospectus supplement. We have not authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if we also deliver a prospectus supplement. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the dates on the front of those documents. Information on our Web site is not a part of this prospectus or a prospectus supplement.

THE COMPANY

      The Valspar Corporation is a global leader in the paint and coatings industry, and we manufacture and distribute a broad range of products. Our Industrial product line includes decorative and protective coatings for metal, wood, plastic and glass for original equipment manufacturers. Our Packaging product line includes coatings and inks for rigid packaging, principally food and beverage cans. Our Architectural, Automotive and Specialty product line includes interior and exterior paints, varnishes and stains, aerosols, vehicle refinish coatings and high performance floor coatings. Valspar’s products also include specialty polymers, composites and colorants.

      When we refer to “Valspar,” “our company,” “we,” “our” and “us” in this prospectus under the headings “The Company” and “Use of Proceeds,” we mean The Valspar Corporation and its subsidiaries. When we use these terms in other places in this prospectus, we refer only to The Valspar Corporation unless the context indicates that we mean something else.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the documents that are and will be incorporated by reference into this prospectus, contain forward-looking statements regarding our plans, expectations, estimates and beliefs. Forward looking statements in this prospectus are typically identified by words such as “believes,” “anticipates,” “estimates,” “expects,” “intends,” “will,” “may” and other similar expressions. These forward-looking statements may include, among other things, projections of our future financial performance, our anticipated growth and anticipated trends in our businesses. These statements are only predictions, based on our current expectations about future events. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance or achievements or that predictions or current expectations will be accurate. These forward-looking statements involve risks and uncertainties, and our actual results, performance or achievements could differ materially from those expressed or implied by the forward-looking statements. The important factors that could cause our results to differ include those discussed under the section entitled “Forward-Looking Statements” in our 2000 Annual Report to Shareholders and similar sections in the other documents incorporated into this prospectus by reference. We encourage you to read these sections carefully. We will not necessarily update information in this prospectus or incorporated by reference into this prospectus if any forward-looking statement later turns out to be inaccurate.

USE OF PROCEEDS

      Unless the prospectus supplement states otherwise, the net proceeds from the sale of the offered securities will be added to our general funds and may be used to:

•	repay bank debt;

•	finance acquisitions of other assets and companies; and

•	provide working capital.

      Until the net proceeds have been used, they will be invested in short-term marketable securities.

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended					Quarter Ended

	October 25,	October 31,	October 30,	October 29,	October 27,	January 28,	January 26,
	1996	1997	1998	1999	2000	2000	2001

Ratio of Earnings to Fixed Charges	25.0x	18.3x	11.1x	7.4x	6.9x	4.5x	1.6x

      For purposes of calculating the ratios, fixed charges consist of interest expense, amortized expenses related to debt and estimated interest portion of operating leases. The ratio of earnings to fixed charges is calculated as follows:

(income before income taxes) + (fixed charges)

(fixed charges)

DESCRIPTION OF COMMON STOCK

      The following description of our common stock (the “Common Stock”), together with the additional information included in any applicable prospectus supplements, summarizes the material terms and provisions of the Common Stock, but is not complete. For the complete terms of the Common Stock, please refer to our certificate of incorporation, as amended, our bylaws and our rights agreement, which are incorporated by reference into the registration statement that includes this prospectus.

      Our certificate of incorporation, as amended, authorizes us to issue up to 120,000,000 shares of Common Stock. As of February 28, 2001, there were 42,588,472 shares of Common Stock outstanding, net of treasury shares, held by approximately 1,700 stockholders of record.

      Our Common Stock is traded on the New York Stock Exchange under the symbol “VAL.” The Transfer Agent and Registrar for the Common Stock is Mellon Investor Services LLC.

      The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of the Common Stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine. The Common Stock has no preemptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding-up of our company, the holders of Common Stock are entitled to share in all assets legally available for distribution to stockholders after payment of all liabilities and the liquidation preferences, if any, of any outstanding preferred stock. Each outstanding share of Common Stock is, and any shares of Common Stock offered by this prospectus when they are paid for will be, fully paid and nonassessable.

      Members of our board of directors are divided into three classes and serve staggered three-year terms. This means that approximately one-third of our directors are elected at each annual meeting of shareholders and that it would take two years to replace a majority of the board of directors unless they are removed.

      Our bylaws provide that special meetings of stockholders can be called only by the chairman of the board, a majority of the board of directors, a majority of the executive committee of the board of directors, or the president.

Rights Plan

      On April 19, 2000, our board of directors declared a dividend of one common share purchase right (the “Right”) for each outstanding share of Common Stock. The dividend was payable to stockholders of record on May 11, 2000. Each Right entitles the registered holder to purchase from us one share of Common Stock at a price of $140.00 per share, subject to adjustment. The description and terms of the rights are set forth in a Rights Agreement, dated as of May 1, 2000, between us and Mellon Investor Services LLC, as rights agent.

      The Rights are evidenced by the certificates representing Common Shares outstanding as of May 11, 2000, and no separate certificates evidencing the Rights were distributed. The Rights will separate from the Common Stock and become exercisable upon: (a) the tenth day following the first date of public announcement that a person or group of affiliated or associated persons has become the beneficial owner of 15% or more of our outstanding Common Stock; or (b) the tenth day following the commencement or public announcement of a tender offer or exchange offer, the consummation of which would result in a person or group of affiliated or associated persons becoming the beneficial owner of 15% or more of our outstanding Common Stock, unless our board of directors has determined that the tender or exchange offer is in our best interests.

      The purchase price payable and the number of shares of Common Stock issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution: (a) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (b) upon the grant to holders of the Common Stock of certain rights, options or warrants to subscribe for or purchase Common Stock or convertible securities at less than the then current market price of the Common Stock, or (c) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding quarterly cash dividends or dividends payable in Common Stock) or of subscription rights or warrants (other than those described in clause (b) of this paragraph). With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price.

      In the event the Rights are exercisable, and in some circumstances if additional conditions are met, holders of our Common Stock, other than the acquiror, may purchase shares of Common Stock or securities of the acquiror with a then current market value of two times the exercise price of the Right. At any time after the Rights become exercisable (subject to certain exceptions), and prior to the acquisition by an acquiror of 50% or more of our outstanding Common Stock, our board of directors may exchange all or part of the Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, subject to adjustment.

      Until a Right is exercised, the holder of the Right has no rights, as such, as a stockholder of our company. The Rights are redeemable for $.001 per Right, subject to adjustment, at the option of our board of directors. The Rights will expire on May 11, 2010, unless they are redeemed or exchanged prior to that time, or unless our board of directors extends that date.

      The Rights plan adopted by our board of directors is designed to protect and maximize the value of the outstanding equity interests in our company in the event of an unsolicited attempt by an acquiror to take over our company, in a manner or on terms not approved by our board of directors. Takeover attempts frequently include coercive tactics to deprive the board of directors and stockholders of any real opportunity to determine our company’s destiny. The board declared the Rights dividend to deter coercive tactics, including a gradual accumulation of shares of Common Stock in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all of our stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares. The declaration of the Rights dividend is not intended to prevent a takeover of our company and will not do so. Because we may redeem the Rights, they should not interfere with any merger or business combination approved by our board of directors.

      The Rights may have the effect of rendering more difficult or discouraging an acquisition of our company deemed undesirable by the board of directors. The Rights may cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our board of directors, unless the offer is conditioned upon the purchase or redemption of the Rights.

Delaware Anti-Takeover Law

      Our company is subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, this law prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for three years after the person became an interested stockholder unless, subject to specified exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset sale, stock sale or other transaction that results in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own 15 percent or more of our voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of our company without further action by our stockholders.

DESCRIPTION OF DEBT SECURITIES

      This section describes the general terms and provisions of the debt securities. The prospectus supplement will describe the specific terms of any debt securities offered through that prospectus supplement and any general terms outlined in this section that will not apply to those debt securities.

      The Debt Securities will be issued under an indenture (the “Indenture”) between us and the trustee named in the prospectus supplement (the “Trustee”). As used in this prospectus, “Debt Securities” means the debentures, notes, bonds and other evidences of indebtedness that we issue and the Trustee authenticates and delivers under the Indenture.

      We have summarized certain terms and provisions of the Indenture in this section. The summary is not complete. We have also filed the form of the Indenture as an exhibit to the registration statement that included this prospectus. You should read the form of Indenture for additional information before you buy any Debt Securities. The summary that follows includes references to section numbers of the Indenture so that you can more easily locate these provisions. Capitalized terms used but not defined in this summary have the meanings specified in the Indenture.

General

      The Debt Securities will be our direct unsecured obligations. The Indenture does not limit the amount of Debt Securities that we may issue and permits us to issue Debt Securities from time to time. Debt Securities issued under the Indenture will be issued as part of a series that has been established by us pursuant to the Indenture (Section 302). Unless a prospectus supplement relating to Debt Securities states otherwise, the Indenture and the terms of the Debt Securities will not contain any covenants designed to afford holders of any Debt Securities protection in a highly leveraged or other transaction involving us that may adversely affect holders of the Debt Securities.

      A prospectus supplement relating to a series of Debt Securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title and type of the Debt Securities;

•	any limit on the total principal amount of the Debt Securities;

•	the price at which the Debt Securities will be issued;

•	the date or dates on which the principal of and premium, if any, on the Debt Securities will be payable;

•	the maturity date of the Debt Securities;

•	if the Debt Securities will bear interest, and if so:

•	the interest rate on the Debt Securities;

•	the date from which interest will accrue;

•	the record and interest payment dates for the Debt Securities;

•	the first interest payment date; and

•	any circumstances under which we may defer interest payments;

•	any optional conversion provisions that would permit us or the Holders (as defined below) of Debt Securities to elect to convert the Debt Securities prior to their final maturity;

•	any optional redemption provisions that would permit us or the Holders (as defined below) of Debt Securities to elect redemption of the Debt Securities prior to their final maturity;

•	any sinking fund provisions that would obligate us to redeem the Debt Securities prior to their final maturity;

•	the currency or currencies in which the Debt Securities will be denominated and payable, if other than U.S. dollars;

•	any provisions that would permit us or the Holders of the Debt Securities to elect the currency or currencies in which the Debt Securities are paid;

•	whether the Debt Securities will be subordinated to our other debt;

•	any changes to or additional Events of Default (as defined below);

•	any changes to or additional covenants;

•	whether the Debt Securities will be issued in whole or in part in the form of Global Securities and, if so, the Depositary for those Global Securities (a “Global Security” means a Debt Security that we issue in accordance with the Indenture to represent all or part of a series of Debt Securities);

•	any special tax implications of the Debt Securities; and

•	any other terms of the Debt Securities.

      A “Holder” means the person in whose name a Note is registered in the Note Register (Section 101).

Payment and Transfer

      In the prospectus supplement, we will designate a “Place of Payment” where you can receive payment of the principal of and any premium and interest on the Debt Securities or transfer the Debt Securities. Even though we will designate a Place of Payment, we may elect to pay any interest on the Debt Securities by mailing a check to the person listed as the owner of the Debt Securities in the Note Register or by wire transfer to an account designated by that person (Section 307). There will be no service charge for any registration of transfer or exchange of the Debt Securities, but we may require you to pay any tax or other governmental charge payable in connection with a transfer or exchange of the Debt Securities.

Denominations

      Unless the prospectus supplement states otherwise, the Debt Securities will be issued only in registered form, without coupons, in denominations of $1,000 each, or multiples of $1,000.

Original Issue Discount

      Debt Securities may be issued under the Indenture as Original Issue Discount Securities and sold at a substantial discount below their stated principal amount. If a Debt Security is an “Original Issue Discount Security,” that means that an amount less than the principal amount of the Debt Security will be due and payable upon a declaration of acceleration of the maturity of the Debt Security pursuant to the Indenture (Section 301). The prospectus supplement will describe the federal income tax consequences and other special factors which should be considered prior to purchasing any Original Issue Discount Securities.

Consolidation, Merger or Sale

      The Indenture generally permits a consolidation or merger between us and another corporation. It also permits the sale or transfer by us of all or substantially all of our property and assets and the purchase by us of all or substantially all of the property and assets of another corporation. These transactions are permitted if:

•	the resulting or acquiring corporation (if other than us) assumes all of our responsibilities and liabilities under the Indenture, including the payment of all amounts due on the Debt Securities and performance of the covenants in the Indenture; and

•	immediately after the transaction, no Event of Default exists.

      If we consolidate or merge with or into any other corporation or sell all or substantially all of our assets according to the terms and conditions of the Indenture, the resulting or acquiring corporation will be substituted for us in the Indenture with the same effect as if it had been an original party to the Indenture. As a result, the successor corporation may exercise our rights and powers under the Indenture, in our name or in its own name and we will be released from all our liabilities and obligations under the Indenture and under the Debt Securities (Sections 801 and 802).

Modification and Waiver

      Under the Indenture, certain of our rights and obligations and certain of the rights of Holders of the Debt Securities may be modified or amended with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series of Debt Securities affected by the modification or amendment. The following modifications and amendments will not be effective against any Holder without its consent:

•	a change in the stated maturity date of any payment of principal or interest;

•	a change in the rate of interest;

•	a reduction in certain payments due on the Debt Securities;

•	a change in the Place of Payment or currency in which any payment on the Debt Securities is payable;

•	a limitation of a Holder’s right to sue us for the enforcement of certain payments due on the Debt Securities;

•	a reduction in the percentage of Outstanding Debt Securities required to consent to a modification, waiver or amendment of the Indenture;

•	a modification of any of the foregoing requirements or a reduction in the percentage of Outstanding Debt Securities required to waive compliance with certain provisions of the Indenture or to waive certain defaults under the Indenture (Section 902).

Events of Default

      The term “Event of Default” when used in the Indenture with respect to any series of Debt Securities, means any of the following:

•	failure to pay interest on any Debt Security of that series for 10 days after the payment is due;

•	failure to pay the principal of or any premium on any Debt Security of that series when due;

•	failure to perform any other covenant in the Indenture that applies to Debt Securities of that series for 30 days after we have received written notice of the failure to perform in the manner specified in the Indenture;

•	default in payment of principal amount of $10 million or more under any Indebtedness for borrowed money (including other series of Debt Securities), or default under any mortgage, lien or other similar encumbrance, indenture or instrument (including the Indenture) which secures any Indebtedness for borrowed money, and which results in acceleration of the maturity of an outstanding principal amount of Indebtedness greater than $10 million, unless such default is cured or such acceleration is rescinded;

•	certain events in bankruptcy, insolvency or reorganization;

•	a final judgment for payment of money in excess of $10 million is entered against us and the judgment is unsatisfied for 60 days without a stay of execution; or

•	any other Event of Default that may be specified for the Debt Securities of that series when that series is created. (Section 501)

      If an Event of Default for any series of Debt Securities occurs and continues, the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of the series may declare the entire principal of all the Debt Securities of that series to be due and payable immediately. If such a declaration occurs, the Holders of a majority of the aggregate principal amount of the Outstanding Debt Securities of that series can, subject to certain conditions, rescind the declaration (Section 502).

      The prospectus supplement relating to each series of Debt Securities that are Original Issue Discount Securities will describe the particular provisions that relate to the acceleration of maturity of a portion of the principal amount of such series when an Event of Default occurs and continues.

      An Event of Default for a particular series of Debt Securities does not necessarily constitute an event of Default for any other series of Debt Securities issued under the Indenture. The Indenture requires us to file an Officers’ Certificate with the Trustee each quarter that states that certain defaults do not exist under the terms of the Indenture (Section 1011). The Trustee may withhold notice to the Holders of Debt Securities of any default (except defaults in the payment of principal, premium, or interest) if it considers such withholding of notice to be in the best interests of the Holders (Section 602).

      Other than its duties in the case of a default, a Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any Holders, unless the Holders offer the Trustee reasonable indemnification (Section 603). If reasonable indemnification is provided, then, subject to certain other rights of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series may, with respect to the Debt Securities of that series, direct the time, method and place of:

•	conducting any proceeding for any remedy available to the Trustee; or

•	exercising any trust or power conferred upon the Trustee (Section 512).

      The Holder of a Debt Security of any series will have the right to begin any proceeding with respect to the Indenture or for any remedy only if:

•	the Holder has previously given the Trustee written notice of a continuing Event of Default with respect to that series;

•	the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series have made a written request of, and offered reasonable indemnification to, the Trustee to begin such proceeding;

•	the Trustee has not started such proceeding within 60 days after receiving the request; and

•	the Trustee has not received directions inconsistent with such request from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series during those 60 days (Section 507).

      However, the Holder of any Debt Security will have an absolute right to receive payment of principal of and any premium and interest on the Debt Security when due and to institute suit to enforce such payment (Section 508).

DESCRIPTION OF SECURITIES WARRANTS

      This section describes the general terms and provisions of the Securities Warrants (as defined below). The prospectus supplement will describe the specific terms of the Securities Warrants offered through that prospectus supplement and any general terms outlined in this section that will not apply to those Securities Warrants.

      We may issue warrants for the purchase of Common Stock or Debt Securities (the “Securities Warrants”). Securities Warrants may be issued alone or together with Common Stock or Debt Securities offered by any prospectus supplement and may be attached to or separate from those securities. Each series of Securities Warrants will be issued under a separate warrant agreement (a “Securities Warrant Agreement”) between us and a bank or trust company, as warrant agent (the “Securities Warrant Agent”), which will be described in the applicable prospectus supplement. The Securities Warrant Agent will act solely as our agent in connection with the Securities Warrants and will not act as an agent or trustee for any holders of Securities Warrants.

      We have summarized certain terms and conditions of the Securities Warrant Agreements and Securities Warrants in this section. The summary is not complete. We have also filed the forms of Securities Warrant Agreements and the certificates representing the Securities Warrants (the “Securities Warrant Certificates”) as exhibits to the registration statement that includes this prospectus. You should read the applicable forms of Securities Warrant Agreements and Securities Warrant Certificates for additional information before you buy any Securities Warrants.

General

      If we offer Securities Warrants, the applicable prospectus supplement will describe their terms. If Securities Warrants for the purchase of Debt Securities are offered, the applicable prospectus supplement will describe the terms of such Securities Warrants, including the following if applicable:

•	the offering price;

•	the currencies in which such Securities Warrants are being offered;

•	the designation, aggregate principal amount, currencies, denominations and terms of the series of the Debt Securities that can be purchased if a holder exercises such Securities Warrants;

•	the designation and terms of any series of Debt Securities with which such Securities Warrants are being offered and the number of Securities Warrants offered with each Debt Security or share of Common Stock;

•	the date on and after which the holder of such Securities Warrants can transfer them separately from the related Common Stock or series of Debt Securities;

•	the principal amount of the Series of Debt Securities that can be purchased if a holder exercised such Securities Warrant and the price and currencies in which such principal amount may be purchased upon exercise;

•	the date on which the right to exercise such Securities Warrants begins and the date on which such right expires;

•	United States federal income tax consequences; and

•	Any other terms of such Securities Warrants.

Securities Warrants for the purchase of Debt Securities will be in registered form only.

      If Securities Warrants for the purchase of Common Stock are offered, the applicable prospectus supplement will describe the terms of such Securities Warrants, including the following where applicable:

•	the offering price;

•	the total number of shares of Common Stock that can be purchased if a holder exercises such Securities Warrant and the price at which such Common Stock may be purchased upon each exercise;

•	the designation and terms of any series of Debt Securities with which such Securities Warrants are being offered and the number of Securities Warrants being offered with each Debt Security or share of Common Stock;

•	the date on and after which the holder of such Securities Warrants can transfer them separately from the related Common Stock or series of Debt Securities;

•	the date on which the right to exercise such Securities Warrants begins and the date on which such right expires;

•	United States federal income tax consequences; and

•	Any other terms of such Securities Warrants.

Securities Warrants for the purchase of Common Stock will be in registered form only.

      A holder of Securities Warrant Certificates may

•	exchange them for new certificates of different denominations,

•	present them for registration of transfer, and

•	exercise them at the corporate trust office of the Securities Warrant Agent or any other office indicated in the applicable

•	prospectus supplement.

Until any Securities Warrants to purchase Debt Securities are exercised, the holder of such Securities Warrants will not have any of the rights of holders of the Debt Securities that can be purchased upon exercise, including the right to receive payments of principal, premium or interest on the underlying Debt Securities or to enforce covenants in the Indenture. Until any Securities Warrants to purchase Common Stock are exercised, holders of such Securities Warrants will not have any rights of holders of the underlying Common Stock, including the right to receive dividends or to exercise any voting rights.

Exercise of Securities Warrants

      Each holder of a Securities Warrant is entitled to purchase the principal amount of Debt Securities or number of shares of Common Stock, as the case may be, at the exercise price described in the applicable prospectus supplement. After the close of business on the day when the right to exercise terminates (or a later date if we extend the time for exercise), unexercised Securities Warrants will become void.

      A holder of Securities Warrants may exercise them by following the general procedure outlined below:

•	delivering to the Securities Warrant Agent the payment required by the applicable prospectus supplement to purchase the underlying security;

•	properly completing and signing the reverse side of the Securities Warrant Certificate representing the Securities Warrants; and

•	delivering the Securities Warrant Certificate representing the Securities Warrants to the Securities Warrant Agent within five business days of the Securities Warrant Agent receiving payment of the exercise price.

      If you comply with the procedures described above, your Securities Warrants will be considered to have been exercised when the Securities Warrant Agent receives payment of the exercise price. After you have completed those procedures, we will, as soon as practicable, issue and deliver to you the Debt Securities or Common Stock that you purchased upon exercise. If you exercise fewer than all of the Securities Warrants represented by a Securities Warrant Certificate, a new Securities Warrant Certificate will be issued to you for the unexercised amount of Securities Warrants. Holders of Securities Warrants will be required to pay any tax or governmental charge that may be imposed in connection with transferring the underlying securities in connection with the exercise of the Securities Warrants.

Amendments and Supplements to Securities Warrant Agreements

      We may amend or supplement a Securities Warrant Agreement without the consent of the holders of the applicable Securities Warrants if the changes are not inconsistent with the provisions of the Securities Warrants and do not materially adversely affect the interests of the holders of the Securities Warrants. We, along with the Securities Warrant Agent, may also modify or amend a Securities Warrant Agreement and the terms of the Securities Warrants if a majority of the then outstanding unexercised Securities Warrants affected by the modification or amendment consent. However, no modification or amendment that accelerates the expiration date, increases the exercise price, reduces the majority consent requirement for any such modification or amendment, or otherwise materially adversely affects the rights of the holders of the Securities Warrants may be made without the consent of each holder affected by the modification or amendment.

Common Stock Warrant Adjustment

      Unless the applicable prospectus supplement states otherwise, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant will be adjusted in the manner set forth in the applicable prospectus supplement if certain events occur, including:

•	if we issue capital stock as a dividend or distribution on the Common Stock;

•	if we subdivide, reclassify or combine the Common Stock;

•	if we issue rights or warrants to all holders of Common Stock entitling them to purchase Common Stock at less than the current market price; or

•	if we distribute to all holders of Common Stock evidences of our indebtedness or our assets, excluding certain cash dividends and distributions described below, or rights or warrants, excluding those referred to above.

      Except as stated above, the exercise price and number of shares of Common Stock covered by a Common Stock Warrant will not be adjusted if we issue Common Stock or any securities convertible into or exchangeable for Common Stock, or securities carrying the right to purchase Common Stock or securities convertible into or exchangeable for Common Stock.

      Holders of Common Stock Warrants may have additional rights under the following circumstances:

•	a reclassification or change of the Common Stock;

•	a consolidation or merger involving our company; or

•	a sale or conveyance to another corporation of all or substantially all of our property and assets.

If one of the above transactions occurs and holders of our Common Stock are entitled to receive stock, securities, other property or assets, including cash, with respect to or in exchange for such Common Stock, the holders of the Common Stock Warrants then outstanding will be entitled to receive upon exercise of their Common Stock Warrants the kind and amount of shares of stock and other securities or property that they would have received upon the reclassification, change, consolidation, merger, sale or conveyance if they had exercised their Common Stock Warrants immediately before the transaction.

PLAN OF DISTRIBUTION

      We may sell any combination of the securities offered pursuant to this prospectus through agents, through underwriters or dealers or directly to one or more purchasers, or through a combination of these methods.

      Underwriters, dealers and agents that participate in the distribution of the securities offered pursuant to this prospectus may be underwriters as defined in the Securities Act of 1933 and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act of 1933. Any underwriters or agents will be identified and their compensation (including underwriting discount) will be described in the prospectus supplement. The prospectus supplement will also describe other terms of the offering, including any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the offered securities may be listed.

      The distribution of the securities offered under this prospectus may occur from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

      If the prospectus supplement indicates, we will authorize dealers or our agents to solicit offers by certain institutions to purchase offered securities from us pursuant to contracts that provide for payment and delivery on a future date. We must approve all institutions, but they may include, among others:

•	commercial and savings banks;

•	insurance companies;

•	pension funds;

•	investment companies; and

•	educational and charitable institutions.

      The institutional purchaser’s obligations under the contract are only subject to the condition that the purchase of the offered securities at the time of delivery is allowed by the laws that govern the purchaser. The dealers and our agents will not be responsible for the validity or performance of the contracts.

      We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make as a result of those certain civil liabilities.

      When we issue the securities offered by this prospectus, they may be new securities without an established trading market. If we sell a security offered by this prospectus to an underwriter for public offering and sale, the underwriter may make a market for that security, but the underwriter will not be obligated to do so and could discontinue any market making without notice at any time. Therefore, we cannot give any assurances to you concerning the liquidity of any security offered by this prospectus.

      Underwriters and agents and their affiliates may be customers of, engage in transactions with, or perform services for us or our subsidiaries in the ordinary course of their businesses.

LEGAL OPINIONS

      Rolf Engh, Esq., who is our General Counsel, or another of our lawyers, will issue an opinion about the legality of the securities offered by this prospectus. Mr. Engh owns, or has the right to own, a number of shares of our Common Stock, which represents less than 1% of the total outstanding Common Stock. Any underwriters will be represented by their own legal counsel.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule incorporated by reference or included in our Annual Report on Form 10-K for the year ended October 27, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

      Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Lilly Industries, Inc., included in our Form 8-K/A dated February 9, 2001, at November 30, 2000 and 1999 and for each of the three years in the period ended November 30, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.